UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For August 30, 2023 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

Responsible stewardship demonstrated through embedded sustainability Operational excellence delivery on operational plans Cash certainty generating consistent positive operating free cash flows Capital allocation continually improving portfolio quality • Group LTIFR1 at 5.49, below 6.00 for the second consecutive financial year as we continue to embed a proactive safety culture • Decarbonisation through renewables with Phase 1 of 30MW2 renewable solar power now commissioned • Growing our investment in copper, a future-facing metal, now over 20% of Mineral Resources • Supporting the circular economy through the retreatment of tailings dams and recycling our water • Partner of choice, sharing the benefits with all our stakeholders • Met FY23 production, grade and cost guidance, demonstrating consistency • 8% increase in underground recovered grades to 5.78g/t from 5.37g/t • Steady gold production of 45 651kg (1 467 715oz) from 46 236kg (1 486 517oz) despite Bambanani closure at the end of FY22 • 6% increase in group AISC3 to R889 766/kg (US$1 558/oz) from R835 891/kg (US$1 709/oz), better than 8% to 9% planned • 22% increase in Mponeng production with AISC down 9% as a result of improved underground recovered grade • 60% increase in headline earnings per share to 800 SA cents per share (45 US cents per share) from 499 SA cents per share (33 US cents per share) • 14% increase in gold revenue to R47 519 million (US$2 675 million) from R41 742 million (US$2 744 million) • 108% increase in group operating free cash flow to R6 031 million (US$339 million) from R2 905 million (US$191 million) • 15% increase in average gold price received to R1 032 646/kg (US$1 808/oz) from R894 218/kg (US$1 829/oz) • Progressing Eva Copper feasibility study update in Queensland, Australia • Framework MOU4 signed, taking us one step closer towards the permitting of the Tier 1 Wafi-Golpu copper-gold project in Papua New Guinea • Major capital allocated to high-margin surface retreatment facility at Kareerand tailings extension at Mine Waste Solutions and high-grade Zaaiplaats project at Moab Khotsong • Repaid R2 071 million (US$117 million) in debt to maintain balance sheet flexibility • Net debt to EBITDA5 reduced to 0.2 times from 0.6 times at H1FY23 • Final dividend6 of 75 SA cents (4.03 US cents7) per share declared Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (“Harmony” or “the Company”) FY23* RESULTS for the year ended 30 June 2023 KEY HIGHLIGHTS for the financial year 2023 (FY23) vs for the financial year 2022 (FY22) HARMONY DELIVERS AN OUTSTANDING FULL-YEAR OPERATIONAL PERFORMANCE WITH STRONG CASH FLOWS. PERFORMANCE BOOSTED BY HIGH RECOVERED GRADES AT SOUTH AFRICAN UNDERGROUND MINES WITH GOOD MOMENTUM ACROSS PORTFOLIO Johannesburg, South Africa. Wednesday, 30 August 2023. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our financial and operational results for the financial year ended 30 June 2023. * These condensed consolidated financial statements on pages 18 to 38 have been reviewed by our external auditors, PricewaterhouseCoopers Incorporated 1 LTIFR – lost time injury frequency rate 2 MW – megawatt 3 AISC – all-in sustaining costs 4 MOU – Memorandum of Understanding 5 EBITDA – earnings before interest, taxes, depreciation and amortisation 6 See dividend notice on page 8 for the details 7 Illustrative equivalent based on the closing exchange rate of R18.63/US$1 as at 25 August 2023

OPERATING RESULTS

		Year ended 30 June 2023	Year ended 30 June 2022	% Change
Gold produced	kg	**45 651**	46 236	(1)
	oz	**1 467 715**	1 486 517	(1)
Underground grade	g/t	**5.78**	5.37	8
Gold price received	R/kg	**1 032 646**	894 218	15
	US$/oz	**1 808**	1 829	(1)
Cash operating costs	R/kg	**735 634**	701 024	(5)
	US$/oz	**1 288**	1 434	10
Total costs and capital	R/kg	**902 073**	834 937	(8)
	US$/oz	**1 579**	1 707	7
All-in sustaining costs	R/kg	**889 766**	835 891	(6)
	US$/oz	**1 558**	1 709	9
Production profit	R million	**13 977**	9 546	46
	US$ million	**787**	628	25
Average exchange rate	R/US$	**17.76**	15.21	17

FINANCIAL RESULTS

		Year ended 30 June 2023	Year ended 30 June 2022	% Change
Basic earnings/(loss) per share	SA cents	**780**	(172)	>100
	US cents	**44**	(8)	>100
Headline earnings	R million	**4 941**	3 055	62
	US$ million	**277**	199	39
Headline earnings per share (HEPS)	SA cents	**800**	499	60
	US cents	**45**	33	36

Please refer to our website for the full results presentation: https://www.harmony.co.za/invest/presentations/2023

FORWARD-LOOKING STATEMENTS

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our integrated annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under "Risk Factors" in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein.

The forward-looking financial information has not been reviewed and reported on by the company's auditors.

2 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

3 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 OVERVIEW The past financial year was filled with many highlights as Harmony delivered on its strategic objectives of producing safe, profitable ounces through operational excellence and value-accretive acquisitions. We saw an improved safety performance while meeting our production, cost and grade guidance as we continue navigating a challenging operating landscape. It is worth noting that our costs have remained under control despite the current high inflationary environment. Embedded sustainability practices, improved asset quality and operational consistency resulted in a strong and sustainable group performance with solid operational free cash flows. Harmony is South Africa's largest gold mining company by volume. Globally, we are the largest producer of gold from the retreatment of old tailings dams, making us a major player in the circular economy. We are investing in copper as we understand the critical role that this future- facing metal has in transitioning towards a low-carbon economy. We are therefore, allocating growth capital towards high-margin, long-life operating assets while progressing our two key international projects, namely Eva Copper in Queensland, Australia and the Tier 1 Wafi-Golpu copper-gold project in Papua New Guinea. As we expand internationally, we will continue to build trust by partnering with our stakeholders to ensure long-term, shared value-creation, as we have done for over 73 years. Health and safety is our number one priority. We remain focused on achieving zero harm through an integrated risk-based approach and a proactive safety culture. For the second consecutive year, the group lost time injury frequency rate (LTIFR) was below 6 per million hours worked. Our goal remains to ensure all our people return home safely every single day. In our quest to achieve carbon net zero by 2045, we are investing in renewable energy and reducing consumption through various energy efficiency programmes. We are also closely managing the impact of energy shortages affecting South Africa and we have a clear strategy in place to mitigate potential risks. Phase 1 of our renewable energy programme has been commissioned, delivering 30MW of generation capacity to our Free State operations. This will reduce our peak Free State operations' daytime demand by approximately 20%, or 6% of our South African operations' total demand. These initiatives will alleviate pressure on the national grid whilst furthering our decarbonisation strategy. Gold revenue for the group increased by 14% to R47 519 million (US$2 675 million) in FY23 compared to R41 742 million (US$2 744 million) in FY22. This increase was due to higher underground recovered grades which increased by 8% to 5.78g/t in FY23 from 5.37g/t in FY22. This was further supported by the higher average gold price received which increased by 15% to R1 032 646/kg (US$1 808/oz) in FY23 from R894 218/kg (US$1 829/oz) in the previous reporting period. Group production in FY23 was steady, decreasing by 1% to 45 651kg (1 467 715oz) from 46 236kg (1 486 517oz) in FY22. However, adjusting for the closure of Bambanani at the end of FY22, group production increased by 2% or 848kg (27 270oz) year-on-year. Production was mainly driven by an excellent operating performance from our South African underground operations and an 18% or 663kg (21 316 oz) increase in Hidden Valley production. Group AISC increased by 6% to R889 766/kg (US$1 558/oz) in FY23 from R835 891/kg (US$1 709/oz) in FY22. Higher underground recovered grades and a stable cost base ensured AISC came in below the guided R900 000/kg for this financial year. We are pleased with this increase given the high-inflationary environment currently being experienced globally. Group all-in costs (AIC) increased by 9% to R938 997/kg (US$1 644/oz) from R865 237/kg (US$1 769/oz) as a result of our major projects. These projects include the Kareerand tailings storage facility (TSF) expansion at Mine Waste Solutions, and Zaaiplaats which is the Moab Khotsong life of mine extension project. Total capital spent in FY23 was R7 598 million (US$428 million). This was R402 million (US$22 million) lower than the guided R8 billion (US$450 million) due to permitting delays at Kareerand TSF extension. Group operating free cash flows increased by 108% to R6 031 million (US$339 million) in FY23 from R2 905 million (US$191 million) in FY22 due to the higher underground recovered grades and the higher average gold price received. Our underground high-grade operations, Moab Khotsong and Mponeng, contributed 57% towards group operating free cash flows. Maintaining a robust and flexible balance sheet with strong liquidity is prudent as we expand internationally. With the acquisition of Eva Copper on 16 December 2022, net debt/EBITDA increased from 0.1 to 0.6 times. Due to the strong cash flows generated throughout the financial year, we have repaid debt of R2 045 million (US$115 million) since December 2022, resulting in net debt/EBITDA of 0.2 times at the end of the financial year. Headroom of R7 250 million (US$385 million) is available through cash and undrawn facilities and will be used to achieve our strategic objectives. Basic earnings per share increased by 553% to 780 SA cents (44 US cents) compared to a loss of 172 SA cents (8 US cents) per share in the previous reporting period. Headline earnings per share increased by 60% to 800 SA cents (45 US cents) per share compared to 499 SA cents (33 US cents) per share in FY22. Harmony’s dividend policy is to return 20% of net free cash generated (net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses), to shareholders at the discretion of the board of directors. Due to the strong group performance and excellent operating free cash flows in FY23, we are pleased to declare a full-year dividend of 75 SA cents (4.03 US cents*) for this reporting period. * The dividend was converted using a closing exchange rate of R18.63/US$1 at 25 August 2023. RESPONSIBLE STEWARDSHIP Health and safety Responsible Stewardship is the first of our four strategic pillars. Safety remains our number one priority and core to our values. FY23 marks seven years since Harmony embarked upon its safety transformation journey. We have made tremendous progress and risk management is now embedded throughout Harmony. We have a centralised operational risk management team providing support to all our operations. Digitisation and modernisation have enabled us to proactively track and monitor leading indicators in real-time through various dashboards. To complement these systems, our humanistic culture transformation programme called Thibakotsi (Sesotho for "prevent accidents"), is well advanced. We are progressing this through continuous employee engagement surveys, visible felt leadership initiatives and leadership development and training. Group LTIFR for FY23 improved to 5.49 per million hours worked compared to 5.65 per million hours worked in FY22. The loss of life injury frequency rate improved to 0.06 per million hours worked in FY23 compared to 0.13 per million hours worked for FY22. MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

4 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 Despite these efforts more needs to be done. It is with much sadness and regret that six of our colleagues lost their lives in mine-related accidents during the financial year. We pay our respects and send our heartfelt condolences to the families and loved ones of each of the following colleagues: Juliao Antonio Macamo (stope team leader, Moab Khotsong), Ernesto Euseblo Macuacua (equipping team leader, Tshepong North), Bongile Mcuntula (driller, Kusasalethu), Luyanda Nkwane (underground assistant, Tshepong North), Tshimane Isaac Matabane (stope team member, Kusasalethu) and Matli Bernard Nyama (stope team leader, Kusasalethu). The prevention of work-related illness and mental wellbeing is also of critical importance as we aim to go beyond zero harm. We have a holistic approach to healthcare and proactively manage occupational, non-occupational diseases and the mental health of our employees and host communities. Sustainability and decarbonisation Embedded sustainability is integral to how we operate at Harmony. We are allocating capital to those projects that further our sustainability aspirations. Construction of the first of our four-phase renewable energy programme is now complete and has been commissioned in the Free State. These 30MW solar photovoltaic plants are expected to generate 70 gigawatt hours (Gwh) per annum. Phase 2 of our renewable energy programme is in progress, adding a further 137MW in renewable energy. The first 100MW will be largely funded using the R1.5 billion (US$80 million)* green loan that was secured in June 2022. The remaining 37MW will be delivered through a power purchase agreement. Phase 2 is expected to generate 316Gwh per annum and is expected to be completed in financial year 2025 (FY25). Upon completion, both Phases 1 and 2 will reduce group peak daytime demand by approximately 30%, saving Harmony an estimated R425 million a year in electricity costs. In FY23, 41 energy optimisation projects were implemented resulting in an estimated energy saving of 295Gwh and a cost saving of R394 million (US$22 million). Over 240 energy efficiency projects have been implemented since 2016, cumulatively saving over R1.7 billion (US$114 million) in energy costs to date. At Harmony, we continue to receive positive external recognition for our efforts in sustainability. These include: • inclusion in the FTSE4Good Index for the sixth consecutive year and in the top 5% of the sub-sector • inclusion in the Bloomberg Gender-Equality Index for the fifth consecutive year. This is testimony to how we foster gender diversity and inclusivity, and treat all our employees fairly without bias or prejudice of any kind • a score of ‘A’ from the CDP for our best practice water management strategy • our near-term and longer-term targets have been validated and approved by the Science Based Targets initiative. We have committed to reduce absolute scope 1 and 2 greenhouse gas emissions by 63% by FY36 from a FY21 base year. We are confident of achieving our goal of net zero carbon emissions by 2045. More information is available on our website. Our FY23 ESG and TCFD reports will be published on 25 October 2023. * This amount was converted using the spot exchange rate of R8.83/US$1 in FY23. Operational and financial results for FY23 An exceptional performance from our South African underground mines underpinned our FY23 performance. While the stand-out performer was Mponeng, recognition must be given to each of our operations for their contribution, ensuring we met our production, cost and grade guidance for the financial year. 1. South African underground operations: high-grade Our high-grade mines, Mponeng and Moab Khotsong, had a strong full-year performance driven by a 12% improvement in underground recovered grades to 7.83g/t in FY23 from 7.00g/t in FY22. Production for FY23 increased by 12% to 14 117kg (453 871oz) compared to 12 594kg (404 906oz) in FY22. At Mponeng, underground recovered grades increased by 16% to 8.43g/t in FY23 from 7.25g/t in FY22. This contributed to a 22% increase in gold production at Mponeng for the full year to 7 449kg (239 490oz) from 6 086kg (195 669oz) in FY22. AISC for our high-grade underground operations improved by 2% to R783 311/kg (US$1 371/oz) in FY23 from R801 138/kg (US$1 638/oz) in FY22. Operating free cash flows* from these two mines increased by 172% to R3 448 million (US$194 million) in FY23 from R1 269 million (US$83 million) in FY22, mainly due to the improved recovered grades and the higher average gold price received. Mponeng alone generated R2 139 million (US$120 million) in operating free cash flows during this financial year, representing 35% of the total group's operating free cash flows. The Zaaiplaats project to extend the life of mine at Moab Khotsong is progressing well. Feasibility studies to determine the possibility of deepening Mponeng are also underway and the outcome will be shared at the end of February 2024. * Operating free cash flow = revenue – cash operating cost – capital expenditure as per operating results 2. South African underground operations: optimised# The various optimisation programmes which we implemented across this portfolio are beginning to deliver results including an improvement in profitability and higher operating free cash flows. These operations delivered a good operating performance in FY23. At the end of FY22, a decision was taken to unbundle Tshepong Operations into Tshepong North and Tshepong South. The operations were right-sized to ensure smaller albeit more profitable mines. Bambanani was also closed at the end of FY22 as this mine had reached the end of its commercial life. During our financial year 2024 (FY24) planning cycle, despite depletion during FY23, the life of mine of Masimong remained the same at two years, while Kusasalethu added one year for a three-year life. This is in line with our strategy of unlocking value in our existing operations through brownfield exploration. As expected, production (excluding Bambanani) decreased by 3% to 19 641kg (631 474oz) compared to 20 299kg (652 627oz) in FY22. Average underground recovered grades at these operations, however, improved by 6% to 4.87g/t in FY23 from 4.60g/t in FY22. Operating free cash flows from these operations increased by 463% to R1 115 million (US$63 million) from R198 million (US$13 million) in FY22. AISC for the South African underground optimised operations increased by 11% to R989 249/kg (US$1 732/oz) in FY23 from R888 636/kg (US$1 817/oz) in FY22. This increase was mainly due to flexibility and operational challenges including pillar failure, power failures and ventilation constraints at Target 1. The ongoing recapitalisation project MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

5 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued at Target 1 is nearing completion and we anticipate margins and profitability to improve in the second half of FY24 on the back of improved operational performance, efficiencies and costs. Lower-than-planned underground recovered grades at Kusasalethu also contributed towards the higher AISC from the optimised operations. # Optimised operations: Tshepong North, Tshepong South, Doornkop, Kusasalethu, Target 1, Joel, Masimong 3. South African surface operations Tailings retreatment presents a fantastic opportunity for Harmony, given the abundance of resources in old gold tailings dams in the Free State, North West and Gauteng regions. We continue to invest in these low-risk, high-margin operations through our Kareerand tailings storage facility extension at Mine Waste Solutions. Construction is now fully underway following permitting delays. We are also conducting studies to determine the feasibility of converting 5.7 million ounces in Mineral Resources to Mineral Reserves in the Free State region. FY23 production from surface sources decreased by 8% to 7 523kg (241 872oz) from 8 203kg (263 730z) in FY22 as we continue to mine out available rock dumps as planned. South African surface operations' AISC for FY23 increased by 12% to R764 285/kg (US$1 338/oz) compared to R680 841/kg (US$1 392/oz) in the previous reporting period. This was mainly due to above-inflation price increases in consumables, specifically reagents. The surface operations generated operating free cash flows of R835 million (US$47 million) in FY23 compared to R1 380 million (US$91 million) in the previous reporting period. The 39% decline in operating free cash flows was mainly as a result of the R822 million (US$46 million) in major capital deployed at Mine Waste Solutions. 4. International Hidden Valley Gold production in FY23 at Hidden Valley increased by 18% to 4 370kg (140 498oz) from 3 707kg (119 182oz) in FY22. Silver production also increased by 41% to 78 386kg (2 520 163oz) from 55 687kg (1 790 378oz) in FY22. The improved reliability of the overland conveyor belt contributed towards the increase as volumes normalised compared to FY22. However, a slower-than-planned mining rate in the first three quarters negatively impacted gold and silver production. Remedial steps have been implemented to ensure the mining rate normalises in FY24. Recovered grades in FY23 remained largely flat year-on-year at 1.14g/t compared to 1.15g/t in the comparable reporting period. As planned, recovered grades increased by 56% to 1.58g/t in the fourth quarter of FY23 compared to 1.01g/t in the third quarter of FY23. This was as a result of accessing the high-grade areas of the ore body following the waste stripping activities. Cash operating costs were negatively affected by the weaker rand exchange rate, an increase in chemicals and reagents and increased diesel usage for on-site power generation and the mining fleet. The average exchange rate weakened by 17% to R17.76/US$1 in FY23 from R15.21/US$1 in FY22. The prolonged drought in Papua New Guinea has abated and hydroelectric power generation and supply from Papua New Guinea Power Limited has normalised. AISC for FY23 remained steady at R1 014 228/kg (US$1 785/oz) from R1 007 986/kg (US$2 067/oz) due to an improved fourth quarter performance. Hidden Valley generated operating free cash flows of R615 million (US$35 million) in FY23 compared to a negative R46 million (-US$3 million) in FY22. The Hidden Valley extension project, which extends the life of mine to FY28, has commenced and stage 8 stripping activities are underway. Capital expenditure will therefore increase in FY24 as a result of the extension project and the necessary fleet replacement. Wafi-Golpu project On 6 April 2023, Harmony and its Wafi-Golpu Joint Venture partner, Newcrest Mining Limited (Newcrest), signed a non-binding Framework MOU with the Independent State of Papua New Guinea. The MOU represents a significant step forward in progressing towards the signing of a Mining Development Contract for Wafi-Golpu. All parties remain committed to proceeding with the project, subject to finalising the permitting process and approvals of both the Harmony and Newcrest boards. Following the signing of the Framework MOU, Harmony and Newcrest have continued to engage in detailed negotiations with the Papua New Guinea government on the terms of the Mining Development Contract, which is a prerequisite for the granting of a Special Mining Lease. The parties are actively working together to progress these timeously. Eva Copper project Harmony concluded the Eva Copper transaction on 16 December 2022. The purchase price of US$170 million (R2 996 million) was paid using available debt facilities. We are currently updating the feasibility study and will provide a comprehensive update once complete. Currently, we have three drill rigs active on site to further inform the feasibility study outcomes. Over 28 000 metres have been drilled to date. In conjunction with the feasibility study update, we are also engaging with the environmental regulator as it relates to potential permit amendments. These may be required in support of the study outcomes as we are investigating lower carbon intensity power supply options for the project. This is in line with our sustainable development strategy and zero carbon road map. Cost management Cash operating costs in FY23 remained stable, increasing by only 4% to R33 582 million (US$1 890 million) from R32 413 million (US$2 131 million) in FY22. Labour and electricity form the largest component of our cost base. With planning foresight, our cost increases are predictable and controlled. On a per-unit basis, cash operating costs increased by 5% to R735 634/kg (US$1 288/oz) from R701 024/kg (US$1 434/oz) in FY22. Key factors impacting our cash operating costs year-on-year include: • total labour increased by 5% mainly due to salary increases • electricity and water costs increased by 9% mainly as a result of annual tariff increases charged by Eskom • consumables increased by 22% mainly due to the increased cyanide prices, and diesel usage at Hidden Valley • the closure of Bambanani at the end of FY22 reduced costs by R1 157 million (US$76 million) year-on-year. Foreign exchange gains and losses A foreign exchange translation loss of R634 million (US$36 million) was recognised in FY23 compared to a loss of R327 million (US$21 million) in FY22. This was predominantly as a result of the weakening of the rand and the impact this had on US dollar loan balances. The rand weakened

6 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued against the US dollar as evidenced by a closing exchange rate of R18.83/US$1 at 30 June 2023 compared to R16.27/US$1 in the previous reporting period. Taxation A total taxation expense of R1 723 million (US$97 million) was recognised for the group in FY23 compared to a credit of R46 million (US$3 million) in FY22. Current tax increased by 109% to R643 million (US$36 million) from R307 million (US$20 million) mainly due to the increase in production profits at our high-grade underground operations which resulted in higher taxable income. Deferred tax moved from a credit of R353 million (US$23 million) in FY22 to an expense of R1 080 million (US$61 million) in FY23 mainly as a result of the utilisation of unredeemed capital expenditure, higher property, plant and equipment carrying values and increases in the deferred tax rates at Mponeng, Moab Khotsong and a number of our Free State operations. Refer to note 6 in the financial statements. Derivatives and hedging The rand gold price reached all-time highs, above R1 250 000/kg, during the fourth quarter of the financial year, while the US dollar gold price moved above US$2 000/oz in the same quarter. This provided hedging opportunities for the group under the selective hedging approach as defined in our hedging strategy and the gold hedge book was filled up to the 20% limit during the second half of FY23. The average level of hedge cover was at R1 116 000/kg and US$1 990/oz for FY24, and at R1 263 000/kg and US$2 144/oz for FY25. This means the group will be well supported by the hedge book in the event of a downturn in the gold price. Similarly the high volatility and weakening trend of the rand exchange rate afforded the group the opportunity to add to the hedge cover levels on the currency hedging program, also bringing the level of cover to 20% of exposure by financial year-end. The derivative programme moved to a net liability position of R1 152 million (US$61 million) as at 30 June 2023 from a net asset position of R645 million (US$40 million) at FY22. This was mainly due to the increase in the spot gold price and weakening of the rand exchange rate during the financial year. In this reporting period, we recorded a net loss on derivatives of R194 million (US$11 million) compared to a net gain of R53 million (US$3 million) in FY22. The losses on foreign exchange derivatives were also mainly as a result of the weakening of the exchange rate during FY23. Revenue includes a realised hedging loss of R184 million (US$10 million) in FY23 compared to a realised gain of R497 million (US$33 million) in FY22 relating to the realised effective portion of hedge-accounted gold derivatives. Refer to notes 3 and 9 in the financial statements for details on the derivative programme. FY24 GROUP GUIDANCE FY24 production guidance for the group is between 1 380 000 ounces to 1 480 000 ounces at an AISC of less than R975 000/kg. Underground recovered grade for FY24 is guided at between 5.60g/t to 5.75g/t. Refer to Assumptions in the Summary update of our Mineral Resources and Mineral Reserves on page 9 for further detail. Also refer to our forward-looking statements on page 2 in this regard. Capital expenditure in FY24 is expected to increase to R9 500 million (US$535 million) mainly as a result of our investment in our major projects, necessary fleet replacement at Hidden Valley due to the life of mine extension project, and an increase in ongoing development capital. We are currently updating the Eva Copper feasibility study. Upon completion, we will provide an updated guidance on the project development costs and funding structure. LOOKING AHEAD We are global leaders in underground narrow-reef gold mining and remain a bastion of excellence and partner of choice wherever we operate. Our exciting and comprehensive growth pipeline includes two significant copper projects which will transform Harmony into a global gold-copper producer. Creating long-term value for all our shareholders and stakeholders is the cornerstone of how we operate. As we embark on the next phase of our growth journey, successfully executing on our four strategic pillars of responsible stewardship, operational excellence, cash certainty and effective capital allocation, remains of utmost importance. It is for this reason that we nurture and develop world-class talent. Harmony embraces diversity and inclusion, evident throughout our operations. Our people remain our number one asset and we are supported by highly experienced teams to secure our future and success. At Harmony, we choose actions over words. Protecting our planet, caring for our people and conducting ethical mining is embedded in how we operate. Delivering on our promises whilst leaving a positive lasting legacy is Mining with Purpose. Peter Steenkamp Chief executive officer

7 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 PAGE 2 Forward-looking statements 3 Message from the chief executive officer 7 Shareholder information 8 Notice of final gross cash dividend 9 Summary update of Harmony's Mineral Resources and Mineral Reserves 13 Operating results – year-on-year (Rand/Metric) 15 Operating results – year-on-year (US$/Imperial) 17 Review report from external auditor 18 Condensed consolidated income statement (Rand) 19 Condensed consolidated statement of comprehensive income (Rand) 19 Condensed consolidated statement of changes in equity (Rand) 20 Condensed consolidated balance sheet (Rand) 21 Condensed consolidated statement of cash flows (Rand) 22 Notes to the condensed consolidated financial statements 38 Segment report (Rand/Metric) 39 Review report from external auditor 41 Condensed consolidated income statement (US$) 42 Condensed consolidated statement of comprehensive income (US$) 42 Condensed consolidated statement of changes in equity (US$) 43 Condensed consolidated balance sheet (US$) 44 Condensed consolidated statement of cash flows (US$) 45 Segment report (US$/Imperial) 46 Development results – Metric and Imperial 48 Competent person's declaration 48 Directorate and administration PAGE CONTENTS Issued ordinary share capital 30 June 2023 618 071 972 Issued ordinary share capital 30 June 2022 616 525 702 MARKET CAPITALISATION As at 30 June 2023 (ZARm) 48 982 As at 30 June 2023 (US$m) 2 593 As at 30 June 2022 (ZARm) 32 041 As at 30 June 2022 (US$m) 1 956 ORDINARY SHARES AND AMERICAN DEPOSITARY RECEIPT PRICES 12-month high (01 July 2022 – 30 June 2023) for ordinary shares (ZAR) 99.69 12-month low (01 July 2022 – 30 June 2023) for ordinary shares (ZAR) 34.12 12-month high (01 July 2022 – 30 June 2023) for ADRs (US$) 5.28 12-month low (01 July 2022 – 30 June 2023) for ADRs (US$) 2 FREE FLOAT 100% AMERICAN DEPOSITARY RECEIPT RATIO 1:1 SHAREHOLDER INFORMATION JSE LIMITED HAR Average daily volume for the year (1 July 2022 – 30 June 2023) 2 598 258 Average daily volume for the previous year (1 July 2021 – 30 June 2022) 2 434 235 NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 July 2022 – 30 June 2023) 4 804 929 Average daily volume for the previous year (1 July 2021 – 30 June 2022) 6 317 140 INVESTORS' CALENDAR Annual General Meeting 29 November 2023

8 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 NOTICE OF FINAL GROSS CASH DIVIDEND Our dividend declaration for the 12 months ended 30 June 2023 is as follows: Declaration of final gross cash ordinary dividend no. 93 The Board has approved, and notice is hereby given, that a final gross cash dividend of 75 SA cents (4.03 US cents*) per ordinary share in respect of the 12 months ended 30 June 2023, has been declared payable to the registered shareholders of Harmony on Monday, 16 October 2023. In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 75.00000 SA cents (4.02592 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 60.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 618 071 972 ordinary shares in issue (which includes 47 381 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 93 of 75.00000 SA cents (4.02592 US cents*) per ordinary share, being the dividend for the 12 months ended 30 June 2023, has been declared payable on Monday, 16 October 2023 to those shareholders recorded in the share register of the company at the close of business on Friday, 13 October 2023. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 6 October 2023. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 60.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 10 October 2023 Ordinary shares trade ex-dividend Wednesday, 11 October 2023 Record date Friday, 13 October 2023 Payment date Monday, 16 October 2023 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 11 October 2023 and Friday, 13 October 2023 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R18.63/US$1* the dividend payable on an ADR is equivalent to 4.02592 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R18.63/US$1 at 25 August 2023. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

9 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 Harmony’s statement of Mineral Resources and Mineral Reserves as at 30 June 2023 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In our Form 20-F the Mineral Resources are reported exclusive of reserves. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/invest/annual-reports on 31 October 2023. This report provides a summary of the update, while the detailed statement of the Mineral Resources and Mineral Reserves will be published in the Integrated Annual Report on 25 October 2023, which will be available at www.harmony.co.za/invest. Refer to the website (www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2023. SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES South African surface operations, including Kalgold The company’s Mineral Resources at the South African surface operations as at 30 June 2023 are 14.0Moz (1 584.5Mt at 0.27g/t), a decrease of 4% mainly due to the reduction of Mineral Resources from the Kalgold operation. The company’s Mineral Reserves after normal depletion at the South African surface operations as at 30 June 2023 are 9.7Moz (1 174.1Mt at 0.26g/t) a decrease of 7% mainly due to the reduction of Mineral Reserves at the Kalgold operation as result of the change in the life of mine strategy. Papua New Guinea Papua New Guinea operations The company’s attributable gold and gold equivalent Mineral Resources at the Papua New Guinea operations as at 30 June 2023 are 39.3Moz, an increase of 4% year-on-year from the 37.9Moz declared as at 30 June 2022. This increase is mainly as a result of the increase in gold equivalents due to commodity price changes. The company’s gold and gold equivalent Mineral Reserves at the Papua New Guinea operations as at 30 June 2023 are 19.2Moz, an increase of 5% year-on-year from the 18.2Moz declared as at 30 June 2022. The increase is mainly as a result of the increase in gold equivalent due to commodity price changes. Australia Australian operations The company’s gold and gold equivalent Mineral Resources at the Australian operations as at 30 June 2023 are 8.1Moz. The company’s gold and gold equivalent Mineral Reserves at the Australian operations will be declared once the feasibility study is concluded. INTRODUCTION Harmony’s strategy is to produce safe, profitable ounces and increase margins. This includes delivering safely on our operational plans, reducing costs and improving productivity. Harmony’s growth journey entails acquiring quality assets. In FY17, Harmony invested in the life-of-mine extension at Hidden Valley and in FY18 acquired and integrated the higher-grade Moab Khotsong operations. In FY21, Harmony acquired the remainder of the AngloGold Ashanti South African assets – Mponeng and related assets. In FY22, Harmony acquired the low-risk Eva Copper project and surrounding exploration tenements from Copper Mountain Mining Corporation. HARMONY – TOTAL The company’s attributable gold and gold equivalent Mineral Resources are declared as 137.8Moz as at 30 June 2023, a 4% increase year-on-year from the 132.6Moz declared as at 30 June 2022. The total gold contained in the Mineral Resources at the South African operations represents 66% of the company total, with the Papua New Guinea operations representing 28% and Australian operations 6% of Harmony’s total gold and gold equivalent Mineral Resources as at 30 June 2023. Harmony’s attributable gold and gold equivalent Mineral Reserves amount to 39.3Moz, a 1% decrease from the 39.8Moz declared at 30 June 2022. The gold reserve ounces in South Africa represent 51%, while the Papua New Guinea gold and gold equivalent ounces represent 49% of Harmony’s total Mineral Reserves as at 30 June 2023. The Australian gold and gold equivalent ounces will be declared once the feasibility study is concluded. South Africa South African underground operations The company’s Mineral Resources at the South African underground operations as at 30 June 2023 are 76.4Moz (237.4Mt at 10.01g/t), a decrease of 5% year-on-year from the 80.1Moz (249.4Mt at 9.99g/t) declared as at 30 June 2022. This decrease is mainly due to normal depletion and a reduction in Mineral Resources at the Joel, Phakisa and Moab Khotsong operations as result of geological model changes. The company’s Mineral Reserves at the South African underground operations as at 30 June 2023 are 10.4Moz (50.0Mt at 6.50g/t), a decrease of 6% year-on-year from the 11.1Moz (54.0Mt at 6.40g/t) declared as at 30 June 2022. The decrease in ounces is mainly due to normal depletion and the Mineral Reserves reduction as result of geological models changes. ASSUMPTIONS In converting the Mineral Resources to Mineral Reserves, the following commodity prices and exchange rates were applied: • A gold price of US$1 582/oz • An exchange rate of R16.22/US$ • The above parameters resulted in a Rand/kg gold price of R825 000/kg for the South African assets • The Hidden Valley mine and the Wafi-Golpu project used commodity prices of US$1 582/oz Au, US$22.35/oz Ag and US$3.70/lb Cu at an exchange rate of AUD1.43 per US$ • Gold equivalent ounces are calculated assuming US$1 582/oz Au, US$3.70/lb Cu and US$22.35/oz Ag, and assuming a 100% recovery for all metals.

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

Independent review

Harmony's South African Mineral Resources and Mineral Reserves at Tshepong North, Tshepong South and Mine Waste Solutions as well as the group SAMREC statement were independently reviewed by The Mineral Corporation for compliance with SAMREC.

Note: *Au = gold; Cu = copper; Ag = silver, Mo = molybdenum, Moz = million ounces*

	Measured			Indicated			Inferred			Total		
Mineral Resources: Gold and gold equivalents	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	70.2	9.59	21 658	76.5	10.42	25 639	90.7	9.99	29 125	237.4	10.01	76 422
SA surface including Kalgold	296.0	0.28	2 671	1 150.3	0.28	10 340	138.2	0.21	950	1 584.5	0.27	13 961
Total South Africa	**366.2**		**24 330**	**1 226.8**		**35 979**	**228.9**		**30 075**	**1 821.9**		**90 383**
Hidden Valley	2.0	0.83	54	48.2	1.48	2 298	1.1	1.19	43	51.3	1.45	2 394
Wafi-Golpu system*	—	—	—	399.0	0.85	10 800	114.0	0.75	2 700	513.0	0.82	13 500
Kerimenge	—	—	—	—	—	—	16.4	1.07	565	16.4	1.07	565
Total Papua New Guinea	**2.0**		**54**	**447.2**		**13 098**	**131.5**		**3 308**	**580.7**		**16 459**
Eva	—	—	—	149.1	0.07	355	34.9	0.07	77	184.0	0.07	431
Total Australia	**—**		**—**	**149.1**		**355**	**34.9**		**77**	**184.0**		**431**
Total Harmony gold resources	**368.2**		**24 383**	**1 823.1**		**49 431**	**395.3**		**33 460**	**2 586.6**		**107 274**
Hidden Valley – gold equivalent ounces	2.0		16	46.1		448	0.9		10	49.1		475
Wafi-Golpu – gold equivalent ounces*	—		—	345.0		19 073	94.0		3 335	439.0		22 408
Total Papua New Guinea gold equivalent resources**	**2.0**		**16**	**391.1**		**19 521**	**94.9**		**3 345**	**488.1**		**22 883**
Eva	—		—	275.3		6 053	79.5		1 639	354.7		7 693
Total Australia gold equivalent resources**	**—**		**—**	**275.3**		**6 053**	**79.5**		**1 639**	**354.7**		**7 693**
Total Harmony gold and gold equivalent resources**	**368.2**		**24 400**	**1 949.3**		**75 006**	**439.8**		**38 444**	**2 757.3**		**137 849**

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

10 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

	Measured			Indicated			Inferred			Total		
Mineral Resources: **Silver and copper (used in equivalent calculations)**	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	2.0	17.79	1 145	46.1	21.40	31 756	0.9	23.33	685	49.1	21.29	33 586
	Measured			**Indicated**			**Inferred**			**Total**		
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	345.0	1.10	8 300	70.0	0.86	1 300	415.0	1.10	9 600
Nambonga*	—	—	—	—	—	—	24.0	0.20	104	24.0	0.20	104
Total Papua New Guinea	**—**	**—**	**—**	**345.0**	**1.10**	**8 300**	**94.0**	**0.69**	**1 404**	**439.0**	**0.99**	**9 704**
Eva	—	—	—	275.3	0.43	2 589	79.5	0.40	701	354.7	0.42	3 290
Total Australia	**—**	**—**	**—**	**275.3**	**0.43**	**2 589**	**79.5**	**0.40**	**701**	**354.7**	**0.42**	**3 290**

	Proved			Probable			Total		
Mineral Reserves: **Gold and gold equivalents**	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)	Tonnes (Mt)	Grade (g/t)	Gold (000oz)
SA underground	25.7	6.14	5 077	24.3	6.88	5 373	50.0	6.50	10 449
SA surface including Kalgold	136.5	0.30	1 314	1 037.6	0.25	8 400	1 174.1	0.26	9 714
Total South Africa	**162.2**		**6 391**	**1 061.9**		**13 773**	**1 224.1**		**20 164**
Hidden Valley	1.6	0.97	51	17.8	1.78	1 017	19.4	1.71	1 068
Wafi-Golpu system*	—	—	—	200.0	0.86	5 500	200.0	0.86	5 500
Total Papua New Guinea	**1.6**		**51**	**217.8**		**6 517**	**219.4**		**6 568**
Total Harmony gold reserves	**163.8**		**6 442**	**1 279.7**		**20 290**	**1 443.5**		**26 732**
Hidden Valley – gold equivalent ounces	1.6		16	17.6		222	19.2		238
Wafi-Golpu – gold equivalent ounces*	—		—	200.0		12 371	200.0		12 371
Total Harmony gold equivalent reserves**	**1.6**		**16**	**217.6**		**12 594**	**219.2**		**12 609**
Total Harmony gold and gold equivalent reserves**	**163.8**		**6 458**	**1 279.7**		**32 884**	**1 443.5**		**39 341**

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example, gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

11 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES continued

	Proved			Probable			Total		
Mineral Reserves: **Silver and copper (used in equivalent calculations)**	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)	Tonnes (Mt)	Grade (g/t)	Silver (000oz)
Hidden Valley	1.6	21.20	1 109	17.6	27.82	15 744	19.2	27.26	16 853
	Proved			**Probable**			**Total**		
	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)	Tonnes (Mt)	Grade (%)	Copper (Mlb)
Golpu*	—	—	—	200.0	1.20	5 400	200.0	1.20	5 400

* *Represents Harmony's equity portion of 50%*

** *In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit), Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits' commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above*

Note: Rounding of numbers may result in slight computational discrepancies

EXPLORATION

Our exploration strategy is to predominantly pursue brownfields exploration targets close to existing infrastructure. This will drive short to medium-term organic ore reserve replacement and growth to support our current strategy of increasing quality ounces and mitigate the risk of a depleting ore reserve base.

Key workstreams underpinning the FY23 exploration programme include:

- exploration at Eva Copper
- brownfield exploration at Hidden Valley, Kerimenge and Kalgold to optimise existing open pit operations and extend mine life
- brownfield exploration at our underground operations in South Africa
- greenfield exploration at Target North
- reviewing exploration opportunities as part of our new business strategy.

A detailed report of the Exploration Results will be provided as part of the suite of annual reports to be published on 25 October 2023.

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS

SACNASP – THE LEGISLATED REGULATORY BODY FOR NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA

Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 12 748 6500
Facsimile: +27 86 206 0427
http://www.sacnasp.org.za/

SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY

Rosebank Towers (7th Floor),
19 Biermann Avenue, Rosebank, 2196, Gauteng Province,
South Africa
Telephone: +27 11 538 0231
http://www.saimm.co.za

AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY

PO Box 660, Carlton South, Victoria, 3053, Australia
Telephone: +61 3 9658 6100
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED UPON

Harmony's South African operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development Act of 2002 (Act No. 28 of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

12 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Year ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Jun 23**	**920**	**884**	**795**	**506**	**898**	**435**	**365**	**567**	**470**	**—**	**5 840**
		Jun 22	959	840	988	573	874	434	455	607	486	176	6 392
Yield	g/tonne	**Jun 23**	**7.25**	**8.43**	**4.22**	**6.78**	**4.69**	**4.48**	**3.49**	**6.10**	**4.17**	**—**	**5.78**
		Jun 22	6.79	7.25	3.84	5.64	3.94	3.59	3.96	7.52	3.93	8.14	5.37
Gold produced	kg	**Jun 23**	**6 668**	**7 449**	**3 354**	**3 431**	**4 213**	**1 947**	**1 275**	**3 460**	**1 961**	**—**	**33 758**
		Jun 22	6 508	6 086	3 793	3 229	3 444	1 556	1 800	4 567	1 910	1 433	34 326
Gold sold	kg	**Jun 23**	**6 715**	**7 480**	**3 391**	**3 458**	**4 233**	**1 964**	**1 256**	**3 481**	**1 980**	**19**	**33 977**
		Jun 22	6 393	6 041	3 799	3 231	3 464	1 555	1 821	4 586	1 911	1 437	34 238
Gold price received	R/kg	**Jun 23**	**1 047 845**	**1 048 824**	**1 041 078**	**1 043 180**	**1 035 665**	**1 040 581**	**1 041 564**	**1 040 274**	**1 036 670**	**962 579**	**1 043 266**
		Jun 22	903 905	930 257	902 645	904 303	896 779	907 660	904 992	902 634	906 822	895 101	907 583
Gold revenue[1]	R'000	**Jun 23**	**7 036 281**	**7 845 205**	**3 530 297**	**3 607 317**	**4 383 969**	**2 043 701**	**1 308 205**	**3 621 194**	**2 052 607**	**18 289**	**35 447 065**
		Jun 22	5 778 664	5 619 682	3 429 148	2 921 802	3 106 441	1 411 411	1 647 991	4 139 479	1 732 937	1 286 260	31 073 815
Cash operating cost (net of by-product credits)	R'000	**Jun 23**	**4 560 877**	**5 001 813**	**2 673 369**	**2 373 995**	**2 986 630**	**1 602 948**	**2 033 193**	**3 311 005**	**1 709 028**	**—**	**26 252 858**
		Jun 22	4 133 533	4 497 715	2 894 676	2 193 037	2 513 999	1 316 268	1 794 489	3 098 265	1 508 732	1 157 365	25 108 079
Inventory movement	R'000	**Jun 23**	**(46 125)**	**(4 754)**	**27 824**	**20 855**	**22 374**	**13 388**	**(24 109)**	**32 340**	**14 625**	**15 728**	**72 146**
		Jun 22	(95 226)	(11 085)	(1 034)	(2 425)	(61 066)	(8 019)	17 037	(12 207)	(4 485)	5 654	(172 856)
Operating costs	R'000	**Jun 23**	**4 514 752**	**4 997 059**	**2 701 193**	**2 394 850**	**3 009 004**	**1 616 336**	**2 009 084**	**3 343 345**	**1 723 653**	**15 728**	**26 325 004**
		Jun 22	4 038 307	4 486 630	2 893 642	2 190 612	2 452 933	1 308 249	1 811 526	3 086 058	1 504 247	1 163 019	24 935 223
Production profit/(loss)	R'000	**Jun 23**	**2 521 529**	**2 848 146**	**829 104**	**1 212 467**	**1 374 965**	**427 365**	**(700 879)**	**277 849**	**328 954**	**2 561**	**9 122 061**
		Jun 22	1 740 357	1 133 052	535 506	731 190	653 508	103 162	(163 535)	1 053 421	228 690	123 241	6 138 592
Capital expenditure	R'000	**Jun 23**	**1 166 662**	**704 411**	**553 485**	**514 377**	**715 686**	**230 659**	**427 913**	**253 094**	**46 903**	**—**	**4 613 190**
		Jun 22	893 533	604 535	1 037 819	476 201	490 768	224 588	383 855	210 096	48 520	25 444	4 395 359
Cash operating costs	R/kg	**Jun 23**	**683 995**	**671 474**	**797 069**	**691 925**	**708 908**	**823 291**	**1 594 661**	**956 938**	**871 508**	**—**	**777 678**
		Jun 22	635 146	739 026	763 163	679 169	729 965	845 931	996 938	678 403	789 912	807 652	731 460
Cash operating costs	R/tonne	**Jun 23**	**4 957**	**5 658**	**3 363**	**4 692**	**3 326**	**3 685**	**5 570**	**5 840**	**3 636**	**—**	**4 495**
		Jun 22	4 310	5 354	2 930	3 827	2 876	3 033	3 944	5 104	3 104	6 576	3 928
Cash operating cost and Capital	R/kg	**Jun 23**	**858 959**	**766 039**	**962 091**	**841 846**	**878 784**	**941 760**	**1 930 279**	**1 030 086**	**895 426**	**—**	**914 333**
		Jun 22	772 444	838 359	1 036 777	826 645	872 464	990 267	1 210 191	724 406	815 315	825 408	859 507
All-in sustaining cost	R/kg	**Jun 23**	**782 441**	**784 093**	**975 498**	**841 983**	**831 553**	**950 713**	**1 903 111**	**1 068 851**	**925 703**	**827 789**	**903 121**
		Jun 22	739 870	865 976	994 235	843 688	823 966	983 593	1 210 404	739 681	845 299	851 977	855 321
Operating free cash flow margin[2]	%	**Jun 23**	**19%**	**27%**	**9%**	**20%**	**16%**	**10%**	**(88)%**	**2%**	**14%**	**100%**	**13%**
		Jun 22	13%	9%	(15)%	9%	3%	(9)%	(32)%	20%	10%	8%	5%

**The Bambanani operation closed in June 2022.*

13 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) continued

			SOUTH AFRICA									
				SURFACE PRODUCTION								
		Year ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	Jun 23	23 067	6 218	3 972	3 880	3 935	1 377	42 449	48 289	3 846	52 135
		Jun 22	23 443	6 229	4 033	3 230	5 813	1 432	44 180	50 572	3 229	53 801
Yield	g/tonne	Jun 23	0.122	0.134	0.145	0.153	0.392	0.85	0.18	0.85	1.14	0.88
		Jun 22	0.124	0.123	0.145	0.153	0.399	0.79	0.19	0.84	1.15	0.86
Gold produced	kg	Jun 23	2 804	833	577	593	1 541	1 175	7 523	41 281	4 370	45 651
		Jun 22	2 899	767	586	495	2 319	1 137	8 203	42 529	3 707	46 236
Gold sold	kg	Jun 23	2 781	843	572	591	1 549	1 163	7 499	41 476	4 214	45 690
		Jun 22	2 879	766	591	509	2 366	1 142	8 253	42 491	3 662	46 153
Gold price received	R/kg	Jun 23	845 341	1 054 262	1 046 428	1 038 531	1 052 903	1 041 891	972 747	1 030 516	1 053 611	1 032 646
		Jun 22	753 912	899 012	911 134	932 619	903 464	900 713	852 847	896 951	862 505	894 218
Gold revenue[1]	R'000	Jun 23	2 688 507	888 743	598 557	613 772	1 630 947	1 211 719	7 632 245	43 079 310	4 439 917	47 519 227
		Jun 22	2 641 568	688 643	538 480	474 703	2 137 596	1 028 614	7 509 604	38 583 419	3 158 494	41 741 913
Cash operating cost (net of by-product credits)	R'000	Jun 23	1 820 536	504 104	330 167	319 154	1 313 157	915 322	5 202 440	31 455 298	2 127 115	33 582 413
		Jun 22	1 593 351	440 594	289 519	274 561	1 646 541	867 016	5 111 582	30 219 661	2 192 878	32 412 539
Inventory movement	R'000	Jun 23	(11 519)	5 319	(3 749)	(1 549)	6 749	(16 710)	(21 459)	50 687	(91 293)	(40 606)
		Jun 22	(5 435)	(1 369)	2 688	10 698	17 483	2 540	26 605	(146 251)	(70 828)	(217 079)
Operating costs	R'000	Jun 23	1 809 017	509 423	326 418	317 605	1 319 906	898 612	5 180 981	31 505 985	2 035 822	33 541 807
		Jun 22	1 587 916	439 225	292 207	285 259	1 664 024	869 556	5 138 187	30 073 410	2 122 050	32 195 460
Production profit/(loss)	R'000	Jun 23	879 490	379 320	272 139	296 167	311 041	313 107	2 451 264	11 573 325	2 404 095	13 977 420
		Jun 22	1 053 652	249 418	246 273	189 444	473 572	159 058	2 371 417	8 510 009	1 036 444	9 546 453
Capital expenditure	R'000	Jun 23	932 240	37 456	30 862	16 155	12 194	218 806	1 247 713	5 860 903	1 737 196	7 598 099
		Jun 22	263 644	28 422	18 180	27 628	6 621	202 897	547 392	4 942 751	1 248 864	6 191 615
Cash operating costs	R/kg	Jun 23	649 264	605 167	572 213	538 202	852 146	778 997	691 538	761 980	486 754	735 634
		Jun 22	549 621	574 438	494 060	554 669	710 022	762 547	623 136	710 566	591 551	701 024
Cash operating costs	R/tonne	Jun 23	79	81	83	82	334	665	123	651	553	644
		Jun 22	68	71	72	85	283	605	116	598	679	602
Cash operating cost and Capital	R/kg	Jun 23	981 732	650 132	625 700	565 445	860 059	965 215	857 391	903 956	884 282	902 073
		Jun 22	640 564	611 494	525 084	610 483	712 877	940 996	689 866	826 787	928 444	834 937
All-in sustaining cost	R/kg	Jun 23	721 034	653 241	633 098	564 738	859 974	986 677	764 285	877 121	1 014 228	889 766
		Jun 22	608 952	611 580	529 591	615 137	705 642	964 678	680 841	821 057	1 007 986	835 891
Operating free cash flow margin[2]	%	Jun 23	(17)%	39%	40%	45%	19%	6%	11%	13%	14%	13%
		Jun 22	14%	32%	43%	36%	23%	(4)%	20%	8%	(1)%	7%

[1] *Includes a non-cash consideration to Franco-Nevada (Jun-23: R337.614m, Jun-22: R471.055m), excluded from the gold price calculation.*

[2] *Excludes run of mine costs for Kalgold (Jun-23: -R9.793m, Jun-22: R0.450m) and Hidden Valley (Jun-23: R39.628m, Jun-22: R237.714m).*

14 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL)

			SOUTH AFRICA										
			UNDERGROUND PRODUCTION										
		Year ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	Bambanani*	TOTAL UNDER-GROUND
Ore milled	t'000	**Jun 23**	**1 015**	**975**	**876**	**557**	**990**	**481**	**402**	**626**	**519**	**—**	**6 441**
		Jun 22	1 059	926	1 090	631	963	478	501	669	536	194	7 047
Yield	oz/ton	**Jun 23**	**0.211**	**0.246**	**0.123**	**0.198**	**0.137**	**0.130**	**0.102**	**0.178**	**0.121**	**—**	**0.169**
		Jun 22	0.198	0.211	0.112	0.165	0.115	0.105	0.116	0.219	0.115	0.237	0.157
Gold produced	oz	**Jun 23**	**214 381**	**239 490**	**107 834**	**110 310**	**135 451**	**62 598**	**40 992**	**111 242**	**63 047**	**—**	**1 085 345**
		Jun 22	209 237	195 669	121 949	103 814	110 726	50 026	57 872	146 833	61 407	46 072	1 103 605
Gold sold	oz	**Jun 23**	**215 892**	**240 487**	**109 022**	**111 177**	**136 094**	**63 144**	**40 381**	**111 917**	**63 659**	**611**	**1 092 384**
		Jun 22	205 539	194 222	122 141	103 878	111 370	49 994	58 547	147 444	61 440	46 201	1 100 776
Gold price received	$/oz	**Jun 23**	**1 835**	**1 836**	**1 823**	**1 826**	**1 813**	**1 822**	**1 824**	**1 821**	**1 815**	**1 686**	**1 827**
		Jun 22	1 848	1 902	1 846	1 849	1 834	1 856	1 851	1 846	1 854	1 830	1 856
Gold revenue[1]	$'000	**Jun 23**	**396 084**	**441 620**	**198 727**	**203 062**	**246 781**	**115 043**	**73 641**	**203 843**	**115 545**	**1 030**	**1 995 376**
		Jun 22	379 913	369 461	225 446	192 091	204 230	92 792	108 346	272 146	113 930	84 564	2 042 919
Cash operating cost (net of by-product credits)	$'000	**Jun 23**	**256 739**	**281 561**	**150 488**	**133 636**	**168 122**	**90 233**	**114 452**	**186 383**	**96 204**	**—**	**1 477 818**
		Jun 22	271 755	295 698	190 308	144 179	165 280	86 537	117 977	203 692	99 191	76 090	1 650 707
Inventory movement	$'000	**Jun 23**	**(2 596)**	**(268)**	**1 566**	**1 174**	**1 259**	**754**	**(1 357)**	**1 820**	**823**	**885**	**4 060**
		Jun 22	(6 261)	(729)	(68)	(159)	(4 015)	(527)	1 120	(803)	(295)	372	(11 365)
Operating costs	$'000	**Jun 23**	**254 143**	**281 293**	**152 054**	**134 810**	**169 381**	**90 987**	**113 095**	**188 203**	**97 027**	**885**	**1 481 878**
		Jun 22	265 494	294 969	190 240	144 020	161 265	86 010	119 097	202 889	98 896	76 462	1 639 342
Production profit/(loss)	$'000	**Jun 23**	**141 941**	**160 327**	**46 673**	**68 252**	**77 400**	**24 056**	**(39 454)**	**15 640**	**18 518**	**145**	**513 498**
		Jun 22	114 419	74 492	35 206	48 071	42 965	6 782	(10 751)	69 257	15 034	8 102	403 577
Capital expenditure	$'000	**Jun 23**	**65 673**	**39 653**	**31 157**	**28 956**	**40 286**	**12 984**	**24 088**	**14 247**	**2 641**	**—**	**259 685**
		Jun 22	58 745	39 745	68 231	31 307	32 266	14 766	25 237	13 812	3 190	1 673	288 972
Cash operating cost	$/oz	**Jun 23**	**1 198**	**1 176**	**1 396**	**1 211**	**1 241**	**1 441**	**2 792**	**1 675**	**1 526**	**—**	**1 362**
		Jun 22	1 299	1 511	1 561	1 389	1 493	1 730	2 039	1 387	1 615	1 652	1 496
Cash operating costs	$/t	**Jun 23**	**253**	**289**	**172**	**240**	**170**	**188**	**285**	**298**	**185**	**—**	**229**
		Jun 22	257	319	175	228	172	181	235	304	185	392	234
Cash operating cost and Capital	$/oz	**Jun 23**	**1 504**	**1 341**	**1 684**	**1 474**	**1 539**	**1 649**	**3 380**	**1 804**	**1 568**	**—**	**1 601**
		Jun 22	1 580	1 714	2 120	1 690	1 784	2 025	2 475	1 481	1 667	1 688	1 758
All-in sustaining cost	$/oz	**Jun 23**	**1 370**	**1 373**	**1 708**	**1 474**	**1 456**	**1 665**	**3 332**	**1 871**	**1 621**	**1 448**	**1 581**
		Jun 22	1 513	1 771	2 033	1 725	1 685	2 011	2 475	1 513	1 729	1 742	1 749
Operating free cash flow margin[2]	%	**Jun 23**	**19%**	**27%**	**9%**	**20%**	**16%**	**10%**	**(88)%**	**2%**	**14%**	**100%**	**13%**
		Jun 22	13%	9%	(15)%	9%	3%	(9)%	(32)%	20%	10%	8%	5%

**The Bambanani operation closed in June 2022.*

15 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

OPERATING RESULTS – YEAR ON YEAR (US$/IMPERIAL) continued

			SOUTH AFRICA									
			SURFACE PRODUCTION									
		Year ended	Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY
Ore milled	t'000	Jun 23	25 437	6 857	4 380	4 278	4 339	1 519	46 810	53 251	4 240	57 491
		Jun 22	25 851	6 868	4 447	3 563	6 409	1 579	48 717	55 764	3 561	59 325
Yield	oz/ton	Jun 23	0.004	0.004	0.004	0.004	0.011	0.025	0.005	0.025	0.033	0.026
		Jun 22	0.004	0.004	0.004	0.004	0.012	0.023	0.005	0.025	0.033	0.025
Gold produced	oz	Jun 23	90 150	26 782	18 552	19 066	49 544	37 778	241 872	1 327 217	140 498	1 467 715
		Jun 22	93 205	24 659	18 840	15 914	74 557	36 555	263 730	1 367 335	119 182	1 486 517
Gold sold	oz	Jun 23	89 412	27 102	18 391	19 001	49 801	37 392	241 099	1 333 483	135 483	1 468 966
		Jun 22	92 563	24 627	19 001	16 365	76 068	36 717	265 341	1 366 117	117 736	1 483 853
Gold price received	$/oz	Jun 23	1 480	1 846	1 832	1 818	1 844	1 824	1 703	1 804	1 845	1 808
		Jun 22	1 542	1 838	1 863	1 907	1 847	1 842	1 744	1 834	1 764	1 829
Gold revenue[1]	$'000	Jun 23	151 341	50 029	33 694	34 550	91 809	68 210	429 633	2 425 009	249 931	2 674 940
		Jun 22	173 667	45 274	35 402	31 209	140 534	67 625	493 711	2 536 630	207 652	2 744 282
Cash operating cost (net of by-product credits)	$'000	Jun 23	102 481	28 377	18 585	17 966	73 920	51 525	292 854	1 770 672	119 739	1 890 411
		Jun 22	104 754	28 966	19 034	18 051	108 250	57 002	336 057	1 986 764	144 168	2 130 932
Inventory movement	$'000	Jun 23	(648)	299	(211)	(87)	380	(941)	(1 208)	2 852	(5 139)	(2 287)
		Jun 22	(357)	(90)	177	703	1 150	167	1 750	(9 615)	(4 657)	(14 272)
Operating costs	$'000	Jun 23	101 833	28 676	18 374	17 879	74 300	50 584	291 646	1 773 524	114 600	1 888 124
		Jun 22	104 397	28 876	19 211	18 754	109 400	57 169	337 807	1 977 149	139 511	2 116 660
Production profit/(loss)	$'000	Jun 23	49 508	21 353	15 320	16 671	17 509	17 626	137 987	651 485	135 331	786 816
		Jun 22	69 270	16 398	16 191	12 455	31 134	10 456	155 904	559 481	68 141	627 622
Capital expenditure	$'000	Jun 23	52 477	2 108	1 737	909	686	12 317	70 234	329 919	97 791	427 710
		Jun 22	17 333	1 869	1 195	1 817	435	13 340	35 989	324 961	82 107	407 068
Cash operating cost	$/oz	Jun 23	1 137	1 060	1 002	942	1 492	1 364	1 211	1 334	852	1 288
		Jun 22	1 124	1 175	1 010	1 134	1 452	1 559	1 274	1 453	1 210	1 434
Cash operating costs	$/t	Jun 23	4	4	4	4	17	34	6	33	28	33
		Jun 22	4	4	4	5	17	36	7	36	40	36
Cash operating cost and Capital	$/oz	Jun 23	1 719	1 138	1 095	990	1 506	1 690	1 501	1 583	1 548	1 579
		Jun 22	1 310	1 250	1 074	1 248	1 458	1 924	1 411	1 691	1 899	1 707
All-in sustaining cost	$/oz	Jun 23	1 262	1 144	1 108	989	1 506	1 728	1 338	1 536	1 785	1 558
		Jun 22	1 245	1 251	1 083	1 258	1 443	1 973	1 392	1 679	2 067	1 709
Operating free cash flow margin[2]	%	Jun 23	(17)%	39%	40%	45%	19%	6%	11%	13%	14%	13%
		Jun 22	14%	32%	43%	36%	23%	(4)%	20%	8%	(1)%	7%

[1] *Includes a non-cash consideration to Franco-Nevada (Jun-23: US$19.005m, Jun-22: US$30.969m), excluded from the gold price calculation.*
[2] *Excludes run of mine costs for Kalgold (Jun-23: -US$0.551m, Jun-22: US$0.030m) and Hidden Valley (Jun-23: US$2 231m, Jun-22: US$15.628m).*

16 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202317

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Year ended 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Revenue	3	**49 275**	42 645
Cost of sales	4	**(39 535)**	(41 927)
Production costs		**(34 866)**	(33 099)
Amortisation and depreciation		**(3 454)**	(3 683)
Impairment of assets		**—**	(4 433)
Other items		**(1 215)**	(712)
Gross profit		**9 740**	718
Corporate, administration and other expenditure		**(1 044)**	(984)
Exploration expenditure		**(506)**	(214)
Gains/(losses) on derivatives	9	**(194)**	53
Foreign exchange translation loss	13	**(634)**	(327)
Other operating expenses		**(268)**	(1)
Operating profit/(loss)		**7 094**	(755)
Acquisition-related costs	15	**(214)**	—
Share of profits from associates		**57**	63
Investment income	5	**663**	352
Finance costs	5	**(994)**	(718)
Profit/(loss) before taxation		**6 606**	(1 058)
Taxation	6	**(1 723)**	46
Current taxation		**(643)**	(307)
Deferred taxation		**(1 080)**	353
Net profit/(loss) for the year		**4 883**	(1 012)
Attributable to:			
Non-controlling interest		**63**	40
Owners of the parent		**4 820**	(1 052)
Earnings/(loss) per ordinary share (cents)	7		
Basic earnings/(loss)		**780**	(172)
Diluted earnings/(loss)		**777**	(172)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements (condensed consolidated financial statements) for the year ended 30 June 2023 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 30 August 2023.

These condensed consolidated financial statements have been reviewed by the group's external auditor, PricewaterhouseCoopers Incorporated. The unmodified review report is included on page 17. The auditor's report does not necessarily report on all of the information contained in these results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to the auditor's report.

18 Harmony Gold Mining Company Limited | FY23 Results for the year ended **30 June 2023**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Year ended 30 June 2023 (Reviewed)	Year ended 30 June 2022 (Audited)
Net profit/(loss) for the year		**4 883**	(1 012)
Other comprehensive income for the year, net of income tax		**(80)**	202
Items that may be reclassified subsequently to profit or loss		**(110)**	171
Foreign exchange translation gain	16	**1 123**	742
Remeasurement of gold hedging contracts	9	**(1 233)**	(571)
Items that will not be reclassified to profit or loss		**30**	31
Total comprehensive income for the year		**4 803**	(810)
Attributable to:			
Non-controlling interest		**63**	40
Owners of the parent		**4 740**	(850)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE YEAR ENDED 30 JUNE 2023

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2022	**32 934**	**(9 639)**	**6 744**	**78**	**30 117**
Share-based payments	**—**	**—**	**114**	**—**	**114**
Net profit for the year	**—**	**4 820**	**—**	**63**	**4 883**
Other comprehensive income for the year	**—**	**—**	**(80)**	**—**	**(80)**
Dividends paid[1]	**—**	**(136)**	**—**	**(18)**	**(154)**
Balance – 30 June 2023 (Reviewed)	**32 934**	**(4 955)**	**6 778**	**123**	**34 880**
Balance – 1 July 2021	32 934	(8 173)	6 399	54	31 214
Share-based payments	—	—	143	—	143
Net profit/(loss) for the year	—	(1 052)	—	40	(1 012)
Other comprehensive income for the year	—	—	202	—	202
Dividends paid	—	(414)	—	(16)	(430)
Balance – 30 June 2022 (Audited)	32 934	(9 639)	6 744	78	30 117

[1] *On 17 October 2022, Harmony paid an ordinary dividend of 22 cents per share.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

19 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

Figures in million	Notes	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	8	**41 507**	32 872
Intangible assets		**33**	48
Restricted cash and investments	10	**6 121**	5 555
Investments in associates		**111**	125
Deferred tax assets	6	**189**	203
Other non-current assets		**332**	374
Derivative financial assets	9	**269**	137
Total non-current assets		**48 562**	39 314
Current assets			
Inventories	10	**3 265**	2 818
Restricted cash and investments		**41**	27
Trade and other receivables	10	**2 395**	1 682
Derivative financial assets	9	**110**	519
Cash and cash equivalents		**2 867**	2 448
Total current assets		**8 678**	7 494
Total assets		**57 240**	46 808
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company		**34 757**	30 039
Share capital		**32 934**	32 934
Other reserves		**6 778**	6 744
Accumulated loss		**(4 955)**	(9 639)
Non-controlling interest		**123**	78
Total equity		**34 880**	30 117
Non-current liabilities			
Deferred tax liabilities	6	**2 294**	1 586
Provision for environmental rehabilitation	11	**5 473**	5 013
Other provisions	12	**633**	932
Borrowings	13	**5 592**	3 180
Contingent consideration liability	16	**589**	356
Other non-current liabilities		**337**	268
Derivative financial liabilities	9	**470**	3
Streaming contract liability	14	**105**	378
Total non-current liabilities		**15 493**	11 716
Current liabilities			
Other provisions	12	**180**	139
Borrowings	13	**103**	25
Trade and other payables	12	**5 238**	4 494
Derivative financial liabilities	9	**1 061**	8
Streaming contract liability	14	**285**	309
Total current liabilities		**6 867**	4 975
Total equity and liabilities		**57 240**	46 808

The accompanying notes are an integral part of these condensed consolidated financial statements.

20 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202321 Year ended Figures in million Notes 30 June 2023 (Reviewed) 30 June 2022 (Audited) CASH FLOW FROM OPERATING ACTIVITIES Cash generated by operations 17 10 589 7 378 Dividends received 75 74 Interest received 165 87 Interest paid (363) (319) Income and mining taxes paid 6 (518) (296) Cash generated from operating activities 9 948 6 924 CASH FLOW FROM INVESTING ACTIVITIES Increase in restricted cash and investments (138) (128) Amounts refunded from restricted cash and investments 58 53 Acquisition of Eva Copper 15 (2 996) — ARM BBEE Trust loan repayment 74 65 Proceeds from disposal of property, plant and equipment 46 24 Additions to property, plant and equipment 17 (7 640) (6 214) Cash utilised by investing activities (10 596) (6 200) CASH FLOW FROM FINANCING ACTIVITIES Borrowings raised 13 3 619 3 057 Borrowings repaid 13 (2 071) (3 601) Dividend paid (154) (430) Lease payments (200) (177) Cash generated/(utilised) by financing activities 1 194 (1 151) Foreign currency translation adjustments (127) 56 Net increase/(decrease) in cash and cash equivalents 419 (371) Cash and cash equivalents – beginning of year 2 448 2 819 Cash and cash equivalents – end of year 2 867 2 448 The accompanying notes are an integral part of these condensed consolidated financial statements. CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (RAND)

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202322 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2023 (RAND) 1. ACCOUNTING POLICIES Basis of accounting The condensed consolidated financial statements for the year ended 30 June 2023 have been prepared in accordance with the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), South African financial reporting requirements and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, with the exception of the new accounting policy for toll treatment services (refer note 3). There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position. The condensed consolidated financial statements have been prepared on a going concern basis. During the year ended 30 June 2023, the Tshepong Operations were reported on as two separate reportable segments, namely Tshepong North and Tshepong South, following the restructuring of the Tshepong Operations in the 2022 financial year. In accordance with the requirements of IFRS, the prior year comparative information has been re-presented in the segment report. 2. IMPACT OF CHANGES IN GLOBAL OPERATING AND ECONOMIC ENVIRONMENT Covid-19 Although the disruption caused by Covid-19 has diminished significantly worldwide, Harmony still maintains a precautionary approach to infectious disease control. Harmony is actively monitoring and managing the supply of critical items to ensure that production is not affected, thereby ensuring the company remains in a position to manage Covid-19 as part of normal day-to-day activities. Cost and inflationary pressures During the 2023 financial year, Harmony continued to experience heightened input costs driven by inflationary pressures. The effect has been especially pronounced on certain key items such as oil (directly affecting diesel supply and cost), electricity and certain chemical reagents used by treatment plants. Refer to note 4. The announcement by the energy regulator in South Africa, NERSA, of a 18.65% tariff hike in electricity is incorporated into the 2023/2024 budgeting and forecasting process. This brings further impetus to Harmony's renewable energy programme. Interest rates Over the past year, central banks globally have been increasing interest rates as a measure of combating rising inflation. In the current financial year, the US Federal Reserve (US Fed) raised interest rates by 350 basis points, while the South African Reserve Bank (SARB) similarly raised the repurchase interest rate by 350 basis points. This contributed to increased finance costs and investment income for the 2023 financial year (refer to note 5). The increase in interest rates also contributed to higher bond yields in the market, which affected the risk-free rates used for discounting of the provision for environmental rehabilitation (refer to note 11) and the provision for silicosis settlement (refer to note 12). Commodity prices and exchange rates Gold traded within a range of US$1 622/oz and US$2 051/oz (2022: US$1 726/oz and US$2 052/oz) during the current financial year, reaffirming its safe haven status with investors during times of global uncertainty and market volatility. These uncertainties have also resulted in increased volatility in the R/US$ and R/A$ exchange rates. The currencies traded in ranges of R16.17/US$1 to R19.81/US$1 (2022: R14.15/US$1 to R16.30/US$1) and R11.19/A$1 to R12.94/A$1 (2022: R10.43/A$1 to R11.63/A$1) during the current financial year. These movements in the currencies expose the group's operations to foreign currency gains and losses on foreign-denominated receivables and liabilities, including derivatives, and also impact the group’s translation of its international operating results and net assets into its Rand presentation currency, which resulted in a foreign exchange translation gain of R1.1 billion for the 2023 year (2022: R742 million). As part of the underlying assumptions used in valuing certain line items, management used a consensus of market analysts’ forecasts in determining short-, medium- and long-term commodity prices and exchange rates. These economic assumptions are used in certain fair value calculations. Based on the consensus forecasts used, a marked increase was seen in US$ gold price and R/US$ exchange rate assumptions applied. Refer to note 8 for disclosed assumptions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

3. REVENUE

Accounting policy - toll treatment services

The group has entered into agreements with various third parties to treat gold-bearing material at certain of the group's metallurgical plants. The determination of the consideration receivable is set out in each individual contract, based on the third parties' specific circumstances. Revenue from toll treatment services is recognised as the group satisfies its performance obligation under its contract with the third parties, which is the recovery of the gold through the treatment process and the facilitation of the ultimate sale of recovered gold. This is satisfied over time. Settlement is done in the month following the sale of gold (see below).

Subsequent to treatment, the group delivers the recovered gold on behalf of the third parties to the refinery for further refining, whereafter it is sold. The group acts as an agent in the sales process, receiving payment on behalf of the third parties before transferring the amounts owed to them.

	Year ended	
Figures in million	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Revenue from contracts with customers	**48 691**	41 677
Gold[1]	**47 366**	40 774
Silver[2]	**1 021**	663
Uranium[3]	**304**	240
Consideration from streaming contract[4]	**338**	471
Toll treatment services[5]	**430**	—
Hedging gain/(loss)[6]	**(184)**	497
Total revenue[7]	**49 275**	42 645

[1] *The increase in gold revenue during the 2023 financial year is mainly due to the weakening of the Rand/US$ exchange rate from an average of R15.21/US$ to R17.76/US$. This resulted in an increase in the average gold spot price received by 17.3%, from R883 453/kg in the 2022 year to R1 036 682/kg. The increase in revenue was partially offset by the closure of Bambanani in June 2022, which contributed revenue of R1 286 million in 2022.*

[2] *Silver is derived from the Hidden Valley mine in Papua New Guinea. The increase in silver revenue in the 2023 financial year is mainly due to an increase in production of 38% to 82 093kg from 59 489kg in 2022. In addition, the average silver price increased by 10.7% from R11 293/kg in the 2022 year to R12 505/kg.*

[3] *Uranium is derived from the Moab Khotsong operation.*

[4] *Relates to the recognition of non-cash consideration recognised as part of revenue for the streaming arrangement. Refer to note 14 for further information.*

[5] *Relates to services rendered for the treatment of third-party gold-bearing material at certain South African operations. During the 2023 financial year additional contracts were entered into, which increased the amounts recognised significantly. As a result, the service fees have been included as a separate revenue stream for 2023, with the associated costs included in Cost of Sales. The amount for the 2022 year was not significant and therefore it has not been reclassified from other operating income/expenses where it was previously recognised, along with the associated costs.*

[6] *Relates to the realised effective portion of the hedge-accounted gold derivatives. The average gold market spot price during the 2023 financial year was R1 045 527/kg (2022: R896 712/kg) compared to the average forward price of matured contracts of R1 028 764/kg (2022: R940 536/kg) . Refer to note 9 for further information.*

[7] *A geographical analysis of revenue is provided in the segment report.*

4. COST OF SALES

	Year ended	
Figures in million	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Production costs – excluding royalty[1]	**34 215**	32 739
Royalty expense[2]	**651**	360
Amortisation and depreciation	**3 454**	3 683
Impairment of assets[3]	**—**	4 433
Rehabilitation expenditure	**32**	136
Care and maintenance cost of restructured operations	**227**	273
Employment termination and restructuring costs[4]	**597**	218
Share-based payments	**51**	143
Toll treatment costs[5]	**323**	—
Other	**(15)**	(58)
Total cost of sales	**39 535**	41 927

[1] *Production costs increased during the 2023 year, mainly due to inflationary pressures on costs including labour, electricity and consumables costs (refer to note 2). The increase in production costs was offset by the closure of Bambanani on 30 June 2022.*

[2] *The royalty tax increased due to a higher rate being applied due to higher profits, as well as the increased revenue base to which it is applied.*

[3] *No impairments or reversal of impairments of assets were recognised during the 2023 financial year. Refer to note 8 for further details.*

[4] *The increase is attributable to the voluntary severance packages that were taken up following the disaggregation of the Tshepong Operations into Tshepong North and Tshepong South. The bulk of the employees from these operations have been accommodated at other operations within the group.*

[5] *Relates to costs associated with services rendered for the treatment of third-party gold-bearing material. Refer to note 3 for further detail.*

23 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

5. OTHER INCOME STATEMENT ITEMS

Investment income

Investment income for the current financial year increased mainly due to higher interest rates, which resulted in an increase of R149 million interest received on cash balances and restricted cash and investments year on year. Refer to note 2 for a discussion thereof. Additionally, a fair value gain of R167 million was recognised on restricted cash and investments.

Finance costs

Finance costs for the current financial year increased mainly due to increased US$ loan balances and higher interest rates compared to the prior year. This resulted in an elevated interest expense of R228 million. Refer to note 2 and 13 for details.

6. TAXATION

Current taxation

The increased current tax expense is mainly attributable to mining taxes recognised by Golden Core Trade and Invest (Pty) Ltd (Golden Core) of R272 million (2022: Rnil) and Harmony Moab Khotsong Operations (Pty) Ltd (Moab Khotsong) of R260 million (2022: R130 million). The higher gold prices and production led to increased taxable income for the two entities. The expense in Golden Core was offset by the utilisation of its remaining unredeemed capital expenditure balance of R845 million.

Due to the changes announced in the 2022 budget speech, the corporate tax rate applied to non-mining taxable income has been amended to 27% (2022: 28%) with the mining tax rate moving from 34% in 2022 to 33% for the current year. Further, the annual limitation of assessed loss utilisation to 80% of taxable income came into effect.

Deferred taxation

The movement in the net deferred tax liability is mainly attributable to an increase in net taxable temporary differences as well as in deferred tax rates for the majority of the group's South African mining companies. The amount recognised at 30 June 2023 is as follows:

	At	
Figures in million	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Balance at beginning of year	**1 383**	1 906
Expense/(credit) per income statement (a)	**1 080**	(353)
Tax expense/(credit) directly charged to other comprehensive income (b)	**(358)**	(170)
Balance at end of year	**2 105**	1 383
Deferred tax asset per balance sheet (c)	**(189)**	(203)
Deferred tax liability per balance sheet	**2 294**	1 586

(a) The main contributors to the increases were:

- The change in Freegold (Harmony) Pty Ltd's deferred tax rate from 7.0% to 11.4% resulted in a R172 million increase in the deferred tax liability. This, together with the full utilisation of its unredeemed capital expenditure balance and increase in the carrying amount of property, plant and equipment during 2023, resulted in an overall R305 million increase in the net deferred tax liability
- Moab Khotsong's deferred tax rate changed from 14.7% to 16.7%, causing a R77 million increase in the net deferred tax liability. In addition, higher capital expenditure for the year, which includes the Zaaiplaats project, resulted in an overall R201 million increase in the net deferred tax liability
- Golden Core fully utilised its unredeemed capital expenditure balance, which combined with the R144 million impact of a higher deferred tax rate of 17.7% (2022: 12.8%), resulted in an overall R310 million increase in the net deferred tax liability for 2023
- Chemwes (Pty) Ltd's capital expenditure spend relating to the Kareerand expansion project and the decrease in Franco-Nevada liability (refer to note 14) resulted in a change of R96 million from a net deferred tax asset to the net deferred tax liability position at 30 June 2023.

(b) The movement in the net derivative position (refer to note 9) resulted in a decrease of R359 million in the net deferred tax liability.

(c) As at 30 June 2023 a deferred tax asset was recognised in Harmony Gold Mining Company Limited (Harmony Company). The deferred tax asset for Harmony Company increased slightly to R189 million. A deferred tax asset continues to be recognised as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

Refer to note 15 for the assessment made regarding Eva Copper's deferred tax asset.

24 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

7. EARNINGS/(LOSS) PER ORDINARY SHARE

	Year ended	
	30 June 2023 (Reviewed)	30 June 2022 (Audited)
Weighted average number of shares (million)	618	612
Weighted average number of diluted shares (million)	620	615
Total earnings/(loss) per share (cents):		
Basic earnings/(loss)	780	(172)
Diluted earnings/(loss)[1]	777	(172)
Headline earnings	800	499
Diluted headline earnings	796	497

[1] *Due to the net income attributable to shareholders in 2023, the inclusion of share options as potential ordinary shares had a dilutive effect on earnings per share (2022: diluted loss per share set at the basic loss per share due to the anti-dilutive effect of the share options on the loss per share).*

Reconciliation of headline earnings:

	Year ended	
Figures in million	30 June 2023 (Reviewed)	30 June 2022 (Audited)
Net profit/(loss) for the year attributable to owners of the parent	4 820	(1 052)
Adjusted for:		
Impairment of assets[1]	—	4 433
Taxation effect on impairment of assets	—	(312)
Profit on sale of property, plant and equipment	(46)	(24)
Taxation effect on profit on sale of property, plant and equipment	5	4
Loss on scrapping of property, plant and equipment	182	7
Taxation effect on loss on scrapping of property, plant and equipment	(20)	(1)
Headline earnings	4 941	3 055

[1] *Includes an amount of R333 million related to the impairment of goodwill in 2022 which does not have a tax effect.*

8. PROPERTY, PLANT AND EQUIPMENT

Additions to property, plant and equipment

Refer to note 15 and 17 for property, plant and equipment acquired and capital expenditure, respectively, during the year ended 30 June 2023.

Stripping activities and foreign exchange impact

Costs capitalised relating to stripping activities for the year ended 30 June 2023 amounted to R1 514 million with Hidden Valley accounting for R1 330 million of these costs. The foreign exchange translation movement on property, plant and equipment increased by R958 million for the year ended 30 June 2023.

Impairment of property, plant and equipment

At 30 June 2023, management performed an assessment for indicators of impairment as well as indicators of reversal of previously recorded impairment losses in terms of IAS 36 *Impairment of Assets*. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the current financial year.

The Target 1, Kalgold and Kusasalethu CGUs experienced operational issues during the year ended 30 June 2023. These operational issues were considered to be indicators of potential impairment and therefore an impairment assessment was performed for these CGUs. For the 2022 financial year, as a result of the group net asset value exceeding Harmony's market capitalisation as at 30 June 2022, impairment assessments were performed for all CGUs.

The recoverable amounts for these CGUs were determined on a fair value less cost to sell basis using assumptions in the discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

Critical accounting estimates and judgements

The recoverable amount of mining assets is determined utilising real discounted future cash flows. In determining the commodity prices and exchange rates assumptions to be used, management assesses the short-, medium- and long-term views of several reputable institutions. The long-term price was determined as part of the annual budgeting process and is used in the life-of-mine plans and is also the cut-off price for calculating reserves included in the declaration of resources and reserves in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

25 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

8. PROPERTY, PLANT AND EQUIPMENT continued

Impairment of property, plant and equipment continued

Critical accounting estimates and judgements continued

Post-tax real discount rates ranging between 11.7% and 13.2% (2022: 10.2% and 13.1%), depending on the CGU, were used to determine the recoverable amounts for the CGUs tested for impairment. The commodity price and exchange rate assumptions used in the impairment assessments are as follows:

	Year ended	
	30 June 2023 (Reviewed)	30 June 2022 (Audited)
US$ gold price per ounce		
– Year 1	**1 932**	1 861
– Year 2	**1 844**	1 744
– Year 3	**1 725**	1 664
– Long term (year 4 onwards)	**1 582**	1 546
Exchange rate (R/US$)		
– Year 1	**18.28**	15.55
– Year 2	**17.44**	15.34
– Year 3	**17.13**	15.26
– Long term (Year 4 onwards)	**16.22**	15.35
Rand gold price (R/kg)		
– Year 1	**1 135 000**	931 000
– Year 2	**1 034 000**	860 000
– Year 3	**950 000**	816 000
– Long term (year 4 onwards)	**825 000**	763 000
US$ copper price per pound	**3.70**	3.30
Exchange rate (PGK/US$)	**3.51**	3.50
US$ silver price per ounce		
– Year 1	**23.71**	23.85
– Year 2	**22.75**	22.42
– Year 3	**21.78**	21.46
– Long term (year 4 onwards)	**20.86**	19.38

Included in the discounted cash flow models used for determining recoverable amounts of the respective CGUs, management incorporated the estimated production cost and carbon tax savings arising from the rollout of Harmony's renewable energy programme, as part of its greater decarbonisation strategy.

Results of impairment and assessment

Based on the impairment tests performed, no impairments were recorded for the 2023 financial year.

For the 2022 financial year the following impairments were recognised:

- Tshepong North: R2 296 million as a result of inflationary pressures on capital and working costs, the reclassification of the sub-75 decline project from reserves in the life-of-mine plan to the resource base and an increased post-tax discount rate of 11.7%
- Tshepong South: R1 326 million as a result of inflationary pressures on capital and working costs, additional capital expenditure to address flexibility constraints and an increased post-tax discount rate of 11.7%
- Moab Khotsong: R522 million as a result of inflationary pressures on capital and working costs, additional capital expenditure for the Zaaiplaats project and an increased post-tax discount rate of 10.4%
- Kusasalethu: R145 million as a result of decreased gold production in the life-of-mine plan for the operation
- Bambanani: R144 million as a result of the revision of the operation's life-of-mine plan following increased seismicity being experienced at the operation.

Where CGUs had previously been impaired, management considered whether the impairment loss (or the contributors to the previously recognised impairment loss) no longer exists or might have decreased. Management considered general and specific factors for each CGU and concluded that although overall the gold price had improved from the time that the impairment losses had been recognised, the specific circumstances that led to the original impairments had not reversed. Furthermore, the service potential of the asset has not increased. Management therefore deemed it appropriate for no reversal of previously recognised impairment losses to be recorded for the year ended 30 June 2023.

26 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

8. PROPERTY, PLANT AND EQUIPMENT continued

Impairment of property, plant and equipment continued

Sensitivity analysis

One of the most significant assumptions that influence the life-of-mine plans, and therefore impairment assessments, is the expected commodity prices. Management determined a reasonably possible change of 11.8% in gold prices based on the standard deviation of market analysts' forecasted long-term gold price assumptions. A 11.8% decrease in the gold price assumptions (with all other variables held constant) would have resulted in the following post-tax impairment being recorded as at 30 June 2023:

Figures in million	30 June 2023 (Reviewed)
11.8% decrease	
Target 1	1 719
Kusasalethu	—
Kalgold	475

9. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2023 (Reviewed)					
Derivative financial assets	179	67	44	89	379
Non-current	135	33	16	85	269
Current	44	34	28	4	110
Derivative financial liabilities	(1 291)	(19)	—	(221)	(1 531)
Non-current	(401)	—	—	(69)	(470)
Current	(890)	(19)	—	(152)	(1 061)
Net derivative financial instruments	(1 112)	48	44	(132)	(1 152)
Unrealised gains/(losses) included in other reserves, net of tax	(808)	55	—	—	(753)
Movements for the year ended 30 June 2023					
Realised gains/(losses) included in revenue	(209)	25	—	—	(184)
Unrealised losses on gold contracts recognised in other comprehensive income	(1 748)	(34)	—	—	(1 782)
Gains/(losses) on derivatives	—	—	21	(145)	(124)
Day one loss amortisation	(66)	(4)	—	—	(70)
Total gains/(losses) on derivatives	(66)	(4)	21	(145)	(194)
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(1 748)	(34)	—	—	(1 782)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	1 748	34	—	—	1 782

27 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ gold hedging contracts	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2022 (Audited)					
Derivative financial assets	523	44	77	12	656
Non-current	113	18	6	—	137
Current	410	26	71	12	519
Derivative financial liabilities	—	(11)	—	—	(11)
Non-current	—	(3)	—	—	(3)
Current	—	(8)	—	—	(8)
Net derivative financial instruments	523	33	77	12	645
Unrealised gains included in other reserves, net of tax	441	39	—	—	480
Movements for the year ended 30 June 2022					
Realised gains/(losses) included in revenue	602	(105)	—	—	497
Unrealised gains/(losses) on gold contracts recognised in other comprehensive income	(292)	50	—	—	(242)
Gains/(losses) on derivatives	—	—	114	(16)	98
Day one loss amortisation	(39)	(6)	—	—	(45)
Total gains/(losses) on derivatives	(39)	(6)	114	(16)	53
Hedge effectiveness					
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(292)	50	—	—	(242)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	292	(50)	—	—	242

Reconciliation of the hedge reserve:

Figures in million	Year ended 30 June 2023 (Reviewed)	Year ended 30 June 2022 (Audited)
Opening balance	**480**	1 051
Remeasurement of gold hedging contracts	**(1 233)**	(571)
Unrealised loss on gold hedging contracts	**(1 782)**	(242)
Released to revenue on maturity of the gold hedging contracts	**184**	(497)
Foreign exchange translation	**6**	(2)
Deferred taxation thereon	**359**	170
Closing balance	**(753)**	480

28 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the open position at the reporting date:

	FY2024				FY2025				
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	TOTAL
Foreign exchange contracts									
Zero cost collars									
US$m	78	78	78	78	78	76	66	30	562
Average floor – R/US$	17.47	17.64	17.81	18.04	18.25	18.72	19.33	19.98	18.25
Average cap – R/US$	19.38	19.58	19.76	20.03	20.25	20.73	21.35	22.01	20.23
Forward contracts									
US$m	36	36	36	36	36	33	24	13	250
Average forward rate – R/US$	18.49	18.65	18.83	19.06	19.39	19.67	20.19	20.50	18.96
Commodity contracts									
Rand gold hedging contracts									
000 oz – cash flow hedge	78	78	78	72	72	72	66	36	552
Average R'000/kg	1 074	1 099	1 134	1 159	1 185	1 230	1 315	1 388	1 181
US$ gold hedging contracts									
000 oz – cash flow hedge	9	9	9	9	9	6	3	1	55
Average US$/oz	1 860	1 941	2 052	2 106	2 127	2 150	2 171	2 187	2 043
Total gold contracts									
000 oz	87	87	87	81	81	78	69	37	607
US$ silver contracts									
000 oz	240	240	240	240	210	210	120	40	1 540
Average floor – US$/oz	24.09	24.35	24.53	24.54	24.66	24.92	25.59	25.86	24.62
Average cap – US$/oz	26.87	27.12	27.31	27.42	27.66	27.92	28.59	28.86	27.50

Refer to note 16 for details on the fair value measurements.

10. OTHER ASSETS

Restricted cash and investments

The balance at 30 June 2023 increased by R580 million, comprising an increase of R156 million in restricted cash and R424 million in restricted investments. Interest received on investments (R246 million) increased year on year due to higher interest rates in 2023. The remainder is mainly due to the mark-to-market valuation of these trust funds. Refer to note 2 for a discussion on interest rates.

Inventories

The increase in inventories during the 2023 financial year of R447 million is mainly due to the increase in consumables at Hidden Valley, predominantly diesel, as a result of higher volumes held to support the increased production. This was coupled with the weakening of the Rand/A$ exchange rate, further increasing the translated balance year on year for South-east Asia.

Trade and other receivables

The balance at 30 June 2023 increased by R713 million, mainly due to an increase in the gold debtor of R515 million as a result of the timing of receipts.

11. PROVISION FOR ENVIRONMENTAL REHABILITATION

The increase in the provision during the 2023 financial year of R460 million is mainly due to the time value of money unwind of R483 million, offset by the utilisation of the provision of R120 million and the change in estimate of R78 million relating to higher discount rates. Also contributing to the increase is the effect of the translation of the balance for South-east Asia of R173 million. Refer to note 2 for a discussion of the impact of interest rates on the discount rates, as well as for further detail on the exchange rate changes.

12. OTHER LIABILITIES

Other provisions

The decrease year on year is due to a decrease in the provision for silicosis settlement of R271 million as a result of increased discount rates and payments of R155 million made to the Tshiamiso Trust during the year.

29 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

12. OTHER LIABILITIES continued

Trade and other payables

The balance at 30 June 2023 increased by R744 million. The increase in certain cost categories contributed to the change year on year - refer to note 2 and 4. Also contributing are amounts received on behalf of third parties in terms of toll treatment agreements increasing by R195 million. Additionally, income tax payable as at 30 June 2023 increased by R157 million (see note 6 for discussion).

13. BORROWINGS

Summary of facilities' terms

	Existing				Matured
	US$ term loan US dollar	US$ RCF US dollar	Green loan SA rand[1]	Rand RCF SA rand	Westpac fleet loan US dollar
At 30 June 2023					
Original facility (million)	100	300	1 500	2 500	N/A
Drawn down/ loan balance (million)	100	200	—	—	—
Undrawn committed borrowing facilities (million)	N/A	100	1 500	2 500	N/A
Maturity	May 2026[2]	May 2026[2]	November 2028	May 2026[2]	July 2022
Repayment terms	On maturity	On maturity	Bi-annual[3]	On maturity	Quarterly
Interest rate	SOFR + 2.85%	SOFR + 2.70%	JIBAR + 2.65%	JIBAR + 2.40%	LIBOR + 3.20%

[1] *This facility can only be drawn down for qualifying projects after November 2022.*

[2] *During April 2023 a 12-month extension has been granted from May 2025. A further 12 month extension is available and is not taken into account.*

[3] *Ten equal bi-annual instalments starting from June 2024 with the final instalment on maturity.*

The Green loan can only be used for eligible renewable energy projects defined in the agreement.

The Rand RCF, US$ RCF and US$ term loan are linked to certain sustainability-linked key performance indicators (ESG KPIs), which will be measured annually for the current financial year as well as the next two and will result in changes to interest rate margins. The rate will be adjusted annually by one basis point for each metric achieved (decrease) or not (increase), with these adjustments being cumulative over the three-year measuring period. The adjustments to interest rate margins for each financial year's ESG performance would impact the following financial year. The respective ESG KPIs are as follows:

KPI	Unit of Measurement	Scope	Sustainability performance targets		
			FY23 Targets	FY24 Targets	FY25 Targets
Greenhouse gas emissions	'000 tonnes of Scope 1 and Scope 2 CO_2e emissions	All operations	4 485	4 279	4 074
Renewable energy	Renewable energy consumption as % of total electricity consumed	SA operations	2%	8%	20%
Water consumption	Potable water consumed (Ml)	SA operations	20 453	19 833	19 436

Based on the 2023 performance, the interest rates of the related loans will be adjusted accordingly for the 2024 financial year.

Debt covenants

The debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/ Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost.*

[2] *Leverage is defined as total net debt to EBITDA.*

Debt covenant tests were performed for the loan facilities for the 2023 and 2022 financial years and no breaches were noted. For the 2023 financial year, the group's interest cover ratio was 26 times (2022: 43.4 times) while the group's leverage was 0.2 (2022: 0.1). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

30 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

13. BORROWINGS continued

Interest bearing borrowings

Figures in million	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Non-current borrowings		
US$400 million facility - sustainability linked	**5 592**	3 180
Total non-current borrowings	**5 592**	3 180
Current borrowings		
Westpac fleet loan	—	25
US$400 million facility - sustainability linked	**103**	—
Total current borrowings	**103**	25

The following draw downs and repayments were made during the 2023 year:

- R2.5 billion facility - sustainability linked : R700 million draw down and repayment of R700 million
- US$400 million facility - sustainability linked: R2 919 million draw down used for purposes of the acquisition of Eva Copper project (refer to note 15 for further details) and a repayment of R 1 345 million
- Westpac fleet loan: R26 million repayment for final settlement in July 2022.

Figures in million	Year ended 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Translation gain/(loss) on US$ facilities[1]	**(820)**	(409)
Rand/US$ exchange rate:		
Closing/spot	**18.83**	16.27
Average	**17.76**	15.21

[1] *The remainder of foreign exchange transaction gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.*

14. STREAMING ARRANGEMENTS

Contract liability and gold delivered

As at 30 June 2022, the balance of gold ounces to be delivered to Franco-Nevada amounted to 61 157oz. For the year ended 30 June 2023, 22 269oz were delivered to Franco-Nevada bringing the remaining balance of gold ounces to be delivered as at year end to 38 888oz.

The contract price receivable in US$/oz for each ounce of gold delivered is as follows:

- 1 July 2021 – 16 December 2021: US$437/oz
- 17 December 2021 – 16 December 2022: US$442/oz
- 17 December 2022 – 30 June 2023: US$446/oz.

Reconciliation of the streaming contract liability:

Figures in million	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Balance at beginning of year	**687**	1 091
Finance costs related to significant financing component	**41**	67
Non-cash consideration for delivery of gold ounces (included in Revenue)	**(338)**	(471)
Balance at end of year	**390**	687
– Current*	**285**	309
– Non-current	**105**	378

* *The current portion of the liability is determined with reference to the current production profile of Mine Waste Solutions for the next 12 months.*

31 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202332 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE YEAR ENDED 30 JUNE 2023 (RAND) 15 ACQUISITIONS AND BUSINESS COMBINATIONS ACQUISITION OF EVA COPPER On 6 October 2022, Harmony announced that it had entered into an agreement to acquire the entity which owns 100% of the Eva Copper project and a package of regional exploration tenements from Copper Mountain Mining Corporation (collectively Eva Copper). The acquisition is in line with the group's strategic objective of transitioning into a low-cost gold and copper mining company. Diversifying into copper enables Harmony to participate in the global transition to a low-carbon economy. The last condition precedent for the acquisition was fulfilled during December 2022, resulting in an acquisition date of 16 December 2022. Based on management's assessment, the transaction met the definition of a business combination as defined by IFRS 3 Business Combinations. This is based on the feasibility study, mine development plan and organised workforce acquired constituting substantive processes which significantly contributes to the ability to generate outputs. Management also opted to not apply the optional concentration test as per IFRS 3. The Eva Copper project was identified as a cash generating unit (CGU). Consideration transferred Consideration for the transaction amounted to a cash payment of R2 996 million (US$170 million), paid during December 2022, and contingent consideration subject to the following criteria: • A maximum of US$30 million payable via a 10% sharing of net incremental revenue above US$3.80/Ib Cu (excess payment) • A maximum US$30 million payable on a new copper resource discovered and declared within the acquired tenements, calculated using a resource multiple of US$0.03/Ib Cu (new resource payment). These criteria are applicable for the entire life of the operation until the maximum payments are reached. As at 16 December 2022, the contingent consideration was valued at R169 million by using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 12.9%. All other assumptions applied in the valuation are consistent with those used in the valuation of identified assets acquired and liabilities assumed (refer below). The fair value calculated for the contingent consideration is level 3 in the fair value hierarchy due to the use of unobservable inputs. The remeasurement of the liability will be included in other operating expenses. Refer to note 16 for the measurement of the liability at 30 June 2023. The amount disclosed in the cash flow statement for cash paid for the acquisition of Eva Copper is equal to the cash consideration paid of R2 996 million. Acquisition-related costs The total of R214 million for acquisition-related costs for the year ended 30 June 2023 relates to various costs directly attributable to the acquisition process. These costs include professional services fees and Australian stamp duty costs paid. Identifiable assets acquired and liabilities assumed For the period ended 31 December 2022 the fair value exercise, also known as the purchase price allocation, was prepared on a provisional basis in accordance with IFRS 3. During the measurement period, being 12 months permitted in terms of IFRS 3 for completion of the fair value exercise, Harmony concluded the process of determining the effective tax values for assets acquired and liabilities assumed from the business combination. This resulted in a change in the value of deferred tax and property, plant and equipment. Harmony also received additional information relating to trade and other receivables that existed at acquisition date. No other key valuation assumptions were revised. Management considers the revised purchase price allocation to be final and the accounting for the acquisition to be concluded as at 30 June 2023. The final amounts for the identifiable assets acquired and liabilities assumed have been included below. Critical accounting estimates and judgements The fair value of the identifiable net assets acquired was determined using the expected discounted cash flows based on the feasibility study of the Eva Copper project. Key assumptions for the level 3 fair value measurement of Eva Copper are the copper price, marketable discount rates, exchange rates and the feasibility study previously performed for the Eva Copper project. Mineral resource acquired which were not included in the discounted cash flows were valued using a copper resource multiple price of US$0.03/lbs. The post-tax real discount rate used was 10.7%, the long-term A$/US$ exchange rate used was A$1.40/US$1 and a real long-term copper price of US$3.50/lbs was used. The valuation was performed as at 16 December 2022. The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 16 December 2022 was 30%. Following the finalisation of the effective tax values of assets acquired and liabilities assumed from the acquisition, a net deferred tax asset position of R224 million was determined. In line with IAS 12 Income Taxes, management assessed that at the acquisition date it was not yet probable that sufficient future taxable profits will be generated from Eva Copper against which the net deferred tax asset could be recognised. It was therefore opted to not recognise the net deferred tax asset position arising from the acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

15 ACQUISITIONS AND BUSINESS COMBINATIONS continued

Identifiable assets acquired and liabilities assumed continued

Fair value determination of acquired operations

The fair values as at the acquisition date are as follows:

Figures in millions	Provisional fair value	Measurement period adjustment	Final fair value
Non-current assets			
Property, plant and equipment	3 785	(631)	3 154
Current assets			
Restricted cash and investments	4	—	4
Trade and other receivables	12	(5)	7
Non-current liabilities			
Deferred tax liabilities	(636)	636	—
Fair value of net identifiable assets acquired as at 16 December 2022	3 165	—	3 165

Since the final fair value of net identifiable assets acquired is within a reasonable range of the fair value of the consideration transferred, no gain on bargain purchase or goodwill is recognised for the transaction.

Performance of acquired operation

Immaterial costs were incurred for Eva Copper relating to the year ended 30 June 2023 and therefore no proforma information has been disclosed.

16. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts.

The Rand weakened during the 2023 year by 15.7%, from a closing rate of R16.27/US$1 on 30 June 2022 to R18.83/US$1 on 30 June 2023. The volatility in the exchange rate is driven by global economic factors. Refer to note 2 for a discussion on some of the factors and their impact. The weakening negatively impacted on the derivative valuations as well as the translation of the US$ debt facilities at 30 June 2023. Refer to note 13 for detail.

During the 2023 year the Rand weakened by 11.6%, from a closing rate of R11.25/A$1 on 30 June 2022 to R12.56/A$1 on 30 June 2023. This impacted on the translation of balances from Australian dollar to Rand on consolidation as well as the average rate at which income statement items were translated at. These changes resulted in a foreign exchange translation gain of R1 123 million for the 2023 year.

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. The limit set by the Board is 50% of silver exposure over a 24-month period. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts.

The spot gold prices during the 2023 year mainly exceeded the average locked in prices on the rand gold hedging contracts. This has resulted in a negative impact on the contracts that matured during the period as well as those that are outstanding at the reporting dates. Refer to note 2 for a discussion on the impact of commodity prices and exchange rates.

Interest rate risk

During the 2023 year the US Fed and SARB increased interest rates by 350 basis points. The higher interest rates together with the increased borrowings, led to an unfavourable impact on the group's cost of debt. However, the increased interest rates had a positive effect on the investment income earned on cash balances and restricted cash and investments. Although higher interest rates along with increased debt levels had an unfavourable impact on the group's finance costs for the 2023 year, the group has not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. The audit and risk committee reviews the group's risk exposure quarterly.

33 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Credit risk

Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.

At 30 June 2023, the rating of major SA banks remained unchanged at AA+, which is in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised costs at 30 June 2023 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained unchanged at A+ resulting in the assessed ECL remaining immaterial.

Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

Capital risk management

The consideration of R2 996 million for the acquisition of Eva Copper is the main contributor to the group's increased net debt compared to 30 June 2022. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing.

Net debt is as follows:

	At	
Figures in million	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Cash and cash equivalents	**2 867**	2 448
Borrowings	**(5 695)**	(3 205)
Net debt	**(2 828)**	(757)

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices)
Level 3:	Inputs for the asset that are not based on observable market data (that is unobservable inputs).

		At	
Figures in million	**Fair value hierarchy level**	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Fair value through other comprehensive income financial instruments			
Other non-current assets (a)	Level 3	**77**	75
Restricted cash and investments (b)	Level 1	**305**	292
Fair value through profit or loss financial instruments			
Restricted cash and investments (b)	Level 2	**1 564**	1 162
Derivative financial assets (c)	Level 2	**379**	656
Derivative financial liabilities (c)	Level 2	**(1 531)**	(11)
Loan to ARM BBEE Trust (d)	Level 3	**101**	148
Contingent consideration liability (e)	Level 3	**(589)**	(356)

(a) The majority of the balance relates to the equity investment in Rand Mutual Assurance. The fair value of the investment was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment as at 30 June 2023. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment.

(b) The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE, and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

34 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

16. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination continued

(c) The mark-to-market remeasurement of the derivative contracts (refer to note 9 for further details) was determined as follows :

- Foreign exchange contracts comprise of zero cost collars and FECs: The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero coupon interest rate curve)
- Rand gold contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
- US$ gold contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
- Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate.

(d) At 30 June 2023, the fair value movement was calculated using a discounted cash flow model, taking into account forecasted dividend payments over the estimated repayment period of the loan at a rate of 12.7% (2022: 9.3%). A 37 basis points (2022: 99 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the balance sheet. In the 2023 year, repayments to the value of R74 million (2022: R65 million) were received.

(e) Contingent consideration liabilities consist of the following:

- Mponeng operation

  The consideration for the Mponeng operation and related assets included a contingent consideration determined using the expected gold production profile for Mponeng. At 30 June 2023, the liability was valued at R404 million (2022: R356 million) at a post-tax real rate of 9.6% (2022: 10.2%). Should the expected gold production profile increase by 9.8% or decrease by 9.8%, the contingent consideration liability would increase by R411 million (2022: R251 million at 7.6%) or decrease by R314 million (2022: R189 million at 7.6%), respectively. This represents reasonably possible changes which were determined based on the standard deviation of previous years' production of the Mponeng operation. No other reasonably possible changes in key unobservable inputs would have caused a material change in the fair value of the liability

- Eva Copper

  The consideration for Eva Copper includes contingent consideration valued at R185 million at 30 June 2023. Refer to note 15 for further information. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the liability.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates.

17. ADDITIONAL CASH FLOW DISCLOSURES

Cash generated by operations increased year on year primarily due to a higher revenue earned. Refer to note 3 for further detail. The increase was offset by the increase in operational costs such as production costs, employment and restructuring costs, exploration expenditure as well as the acquisition-related costs of the Eva Copper project. Refer to note 4, 5 and 15 respectively for further detail.

Additions to property, plant and equipment:

	Year ended	
Figures in million	**30 June 2023 (Reviewed)**	**30 June 2022 (Audited)**
Capital expenditure – operations	**6 088**	5 096
Capital and capitalised exploration and evaluation expenditure	**38**	22
Additions resulting from stripping activities	**1 514**	1 096
Total additions to property, plant and equipment	**7 640**	6 214

35 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

18. COMMITMENTS AND CONTINGENCIES

Figures in million	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Capital expenditure commitments:		
Contracts for capital expenditure	**2 053**	1 944
Authorised by the directors but not contracted for[1]	**8 525**	6 300
Total capital commitments	**10 578**	8 244

[1] The increase mainly relates to solar projects of approximately R1 700 million as well as additional capital for the ramping up of the Zaaiplaats and Kareerand projects, and an increase in the translation of the Hidden Valley Mine capital due to the weakening of the Rand to the US$.

The solar projects will be financed through the green loan (refer to note 13), with the rest of the expenditure being financed from existing resources and where appropriate, borrowings.

Contingent liabilities

Randfontein Estates Limited (REL), a subsidiary of Harmony has an existing legal dispute with the Merafong Municipality (Merafong) relating to rates payable in terms of Merafong's Supplementary Valuation Roll 6 (SVR6). REL lodged appeals against the market values contained in SVR6. Merafong is contending for total rates payable of between R194 million and R257 million under SVR6, while Harmony is contending for total rates payable of R17 million on the basis that certain items of the mining operations are not rateable and/or disregarded for valuation purposes and that depreciation, rehabilitation, phasing-in and category use changes are favourably considered by the Merafong Valuation Appeal Board (Merafong VAB). Payment arrangements have been concluded between REL and Merafong in relation to these rates disputes. The Merafong VAB hearings are currently underway with other mining companies with similar legal disputes. Harmony's appeal hearings are set to conclude by the end of the 2024 financial year, where the outcome of the matter will be decided upon by the Merafong VAB.

Apart from the above matter, there were no significant changes to Harmony's contingent liabilities. Refer to Harmony's annual financial statements for the financial year ended 30 June 2022.

19. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony at year end. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

Name of director/prescribed officer	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
PW Steenkamp (Executive director)	**598 513**	772 589
BP Lekubo (Executive director)	**24 753**	15 988
HE Mashego (Executive director)	**28 975**	14 875
BB Nel (Prescribed officer)	**54 195**	110 207
MP van der Walt (Prescribed officer)	**66 870**	100 000
JJ van Heerden (Prescribed officer)	**42 310**	30 734
M Naidoo-Vermaak (Prescribed officer)	**7 966**	7 966

On 29 November 2022, Harmony announced the retirement by rotation of Mr Andre Wilkens, non-executive director, and Mr Joaquim Chissano, independent non-executive director, with effect from 29 November 2022.

36 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE YEAR ENDED 30 JUNE 2023 (RAND)

20. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM) as well as the requirements of IFRS 8, *Operating Segments*.

As of 1 July 2022, Tshepong North and Tshepong South are disclosed as separate operating segments based on the requirements of IFRS 8 *Operating Segments*. Refer to note 1 for more details.

The segment report follows on page 38

21. RECONCILIATION OF SEGMENT INFORMATION

Figures in million	Year ended 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Reconciliation of production profit to gross profit		
Revenue	**49 275**	42 645
– Per segment report	**47 520**	41 742
– Other metal sales treated as by-product credits in the segment report	**1 325**	903
– Toll treatment services[1]	**430**	—
Production costs	**(34 866)**	(33 099)
– Per segment report	**(33 541)**	(32 196)
– Other metal sales treated as by-product credits in the segment report	**(1 325)**	(903)
Production profit per segment report	**14 409**	9 546
Amortisation and depreciation	**(3 454)**	(3 683)
Toll treatment costs[2]	**(323)**	—
Impairment of assets	**—**	(4 433)
Other cost of sales items	**(892)**	(712)
Gross profit as per income statement[3]	**9 740**	718

[1] Refer to note 3 for more detail.

[2] Refer to note 4 for more detail.

[3] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Figures in million	At 30 June 2023 (Reviewed)	30 June 2022 (Audited)
Reconciliation of total segment assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets (a)	**1 080**	943
Undeveloped properties (b)	**7 384**	4 004
Other non-mining assets	**516**	510
Assets under construction (c)	**2 118**	1 823
Total	**11 098**	7 280

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North property, Eva Copper (refer to note 15) and Wafi-Golpu's undeveloped properties.

(c) Assets under construction consist of the Wafi-Golpu assets.

22. SUBSEQUENT EVENTS

(a) On 3 July 2023 a payment of US$24 million (R450 million), comprising US$20 million of capital and US$4 million of interest, was made on the US$300 million RCF facility.

(b) On 29 August 2023, a final dividend of 75 SA cents was declared, payable on 16 October 2023.

37 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

SEGMENT REPORT (RAND/METRIC)

FOR THE YEAR ENDED 30 JUNE 2023 (REVIEWED)

	Revenue 30 June		Production cost 30 June		Production profit/(loss) 30 June		Segment assets 30 June		Capital expenditure[#] 30 June		Kilograms produced[*] 30 June		Tonnes milled[*] 30 June	
	2023	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
	R million		R million		R million		R million		R million		kg		t'000	
South Africa														
Underground														
Moab Khotsong	**7 036**	5 779	**4 515**	4 038	**2 521**	1 741	**5 125**	4 324	**1 167**	894	**6 668**	6 508	**920**	959
Mponeng	**7 845**	5 620	**4 997**	4 487	**2 848**	1 133	**4 630**	4 433	**704**	605	**7 449**	6 086	**884**	840
Tshepong North[1]	**3 530**	3 429	**2 701**	2 894	**829**	535	**2 226**	2 049	**553**	1 038	**3 354**	3 793	**795**	988
Tshepong South[1]	**3 607**	2 922	**2 395**	2 190	**1 212**	732	**2 043**	1 730	**514**	476	**3 431**	3 229	**506**	573
Doornkop	**4 384**	3 106	**3 009**	2 453	**1 375**	653	**3 624**	3 222	**716**	491	**4 213**	3 444	**898**	874
Joel	**2 044**	1 411	**1 616**	1 308	**428**	103	**1 306**	1 244	**231**	225	**1 947**	1 556	**435**	434
Target 1	**1 308**	1 648	**2 009**	1 812	**(701)**	(164)	**1 745**	1 517	**428**	384	**1 275**	1 800	**365**	455
Kusasalethu	**3 621**	4 139	**3 343**	3 086	**278**	1 053	**634**	822	**253**	210	**3 460**	4 567	**567**	607
Masimong	**2 053**	1 733	**1 724**	1 504	**329**	229	**16**	17	**47**	49	**1 961**	1 910	**470**	486
Bambanani[2]	**18**	1 286	**16**	1 163	**2**	123	**—**	—	**—**	25	**—**	1 433	**—**	176
Surface														
Mine Waste Solutions	**2 689**	2 642	**1 809**	1 588	**880**	1 054	**2 060**	1 027	**932**	264	**2 804**	2 899	**23 067**	23 443
All other surface operations	**4 945**	4 868	**3 371**	3 551	**1 574**	1 317	**1 234**	1 066	**316**	282	**4 719**	5 304	**19 382**	20 737
Total South Africa	**43 080**	38 583	**31 505**	30 074	**11 575**	8 509	**24 643**	21 451	**5 861**	4 943	**41 281**	42 529	**48 289**	50 572
International														
Hidden Valley	**4 440**	3 159	**2 036**	2 122	**2 404**	1 037	**5 766**	4 141	**1 737**	1 249	**4 370**	3 707	**3 846**	3 229
Total international	**4 440**	3 159	**2 036**	2 122	**2 404**	1 037	**5 766**	4 141	**1 737**	1 249	**4 370**	3 707	**3 846**	3 229
Total operations	**47 520**	41 742	**33 541**	32 196	**13 979**	9 546	**30 409**	25 592	**7 598**	6 192	**45 651**	46 236	**52 135**	53 801
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 21)	**1 755**	903	**1 325**	903	**430**	—	**11 098**	7 280	**—**	—	**—**	—	**—**	—
	49 275	42 645	**34 866**	33 099	**14 409**	9 546	**41 507**	32 872	**7 598**	6 192	**45 651**	46 236	**52 135**	53 801

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R41 million (2022: R22 million).*

[*] *Production statistics are unaudited and not reviewed.*

[1] *The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.*

[2] *The Bambanani operation closed in June 2022. The transactions in the current period relate to the inventory at 30 June 2022.*

38 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202339

Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 202340

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2023**	**30 June 2022**
Revenue	**2 774**	2 804
Cost of sales	**(2 225)**	(2 738)
Production costs	**(1 963)**	(2 176)
Amortisation and depreciation	**(194)**	(242)
Impairment of assets	**—**	(273)
Other items	**(68)**	(47)
Gross profit	**549**	66
Corporate, administration and other expenditure	**(59)**	(65)
Exploration expenditure	**(28)**	(14)
Gains/(losses) on derivatives	**(11)**	3
Foreign exchange translation loss	**(36)**	(21)
Other operating expenses	**(15)**	—
Operating profit/(loss)	**400**	(31)
Acquisition-related costs	**(12)**	—
Share of profits from associates	**3**	4
Investment income	**37**	23
Finance costs	**(56)**	(47)
Profit/(loss) before taxation	**372**	(51)
Taxation	**(97)**	3
Current taxation	**(36)**	(20)
Deferred taxation	**(61)**	23
Net profit/(loss) for the year	**275**	(48)
Attributable to:		
Non-controlling interest	**4**	3
Owners of the parent	**271**	(51)
Earnings/(loss) per ordinary share (cents)		
Basic earnings/(loss)	**44**	(8)
Diluted earnings/(loss)	**44**	(8)

The convenience translation condensed consolidated income statement utilises the currency conversion average rate for the year ended 30 June 2023: US$1 = R17.76 (30 June 2022: US$1 = R15.21).

Note on convenience translations

The US dollar convenience financial information included in these condensed financial statements on pages 41 to 45 has been prepared to enable shareholders to interpret the financial performance in a universally measured currency. This US dollar convenience financial information constitutes pro forma financial information in terms of the JSE Listing Requirements. The pro forma financial information is presented for illustrative purposes only and is the responsibility of the Board. Due to its nature, the pro forma financial information may not fairly present Harmony's financial position, changes in equity, results of operations or cash flows. The underlying information used in the preparation of the pro forma financial information has been prepared using the Rand financial results included on pages 18 to 21. The requirements of IAS 21 *The Effects of Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements.

41 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION)

Figures in million	Year ended 30 June 2023	30 June 2022
Net profit/(loss) for the year	**275**	(48)
Other comprehensive income for the year, net of income tax	**(5)**	12
Items that may be reclassified subsequently to profit or loss:	**(6)**	11
Foreign exchange translation gain	**63**	49
Remeasurement of gold hedging contracts	**(69)**	(38)
Items that will not be reclassified to profit or loss	**1**	1
Total comprehensive income for the year	**270**	(36)
Attributable to:		
Non-controlling interest	**3**	2
Owners of the parent	**267**	(38)

The convenience translation condensed consolidated statement of comprehensive income utilises the currency conversion average rate for the year ended 30 June 2023: US$1 = R17.76 (30 June 2022: US$1 = R15.21).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE YEAR ENDED 30 JUNE 2023 (CONVENIENCE TRANSLATION)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total
Balance – 1 July 2022	**1 749**	**(512)**	**358**	**5**	**1 600**
Share-based payments	—	—	**6**	—	**6**
Net profit for the year	—	**256**	—	**3**	**259**
Other comprehensive income for the year	—	—	**(4)**	—	**(4)**
Dividends paid	—	**(7)**	—	**(1)**	**(8)**
Balance – 30 June 2023	**1 749**	**(263)**	**360**	**7**	**1 853**
Balance – 1 July 2021	2 024	(505)	394	4	1 917
Share-based payments	—	—	9	—	9
Net profit/(loss) for the year	—	(62)	—	2	(60)
Other comprehensive income for the year	—	—	12	—	12
Dividends paid	—	(25)	—	(1)	(26)
Balance – 30 June 2022	2 024	(592)	415	5	1 852

The convenience translation condensed consolidated statement of changes in equity utilises the currency conversion closing rate for 30 June 2023: US$1 = R18.83 (30 June 2022: US$1 = R16.27).

42 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION)

Figures in million	At 30 June 2023	30 June 2022
ASSETS		
Non-current assets		
Property, plant and equipment	**2 204**	2 020
Intangible assets	**2**	3
Restricted cash and investments	**325**	341
Investments in associates	**6**	8
Deferred tax assets	**10**	12
Other non-current assets	**18**	23
Derivative financial assets	**14**	8
Total non-current assets	**2 579**	2 415
Current assets		
Inventories	**173**	173
Restricted cash and investments	**2**	2
Trade and other receivables	**127**	103
Derivative financial assets	**6**	32
Cash and cash equivalents	**152**	150
Total current assets	**460**	460
Total assets	**3 039**	2 875
EQUITY AND LIABILITIES		
Share capital and reserves		
Attributable to equity holders of the parent company	**1 846**	1 847
Share capital	**1 749**	2 024
Other reserves	**360**	415
Accumulated loss	**(263)**	(592)
Non-controlling interest	**7**	5
Total equity	**1 853**	1 852
Non-current liabilities		
Deferred tax liabilities	**122**	97
Provision for environmental rehabilitation	**291**	308
Other provisions	**34**	57
Borrowings	**297**	195
Contingent consideration liability	**31**	22
Other non-current liabilities	**18**	16
Derivative financial liabilities	**25**	—
Streaming contract liability	**6**	23
Total non-current liabilities	**824**	718
Current liabilities		
Other provisions	**10**	8
Borrowings	**5**	2
Trade and other payables	**276**	276
Derivative financial liabilities	**56**	—
Streaming contract liability	**15**	19
Total current liabilities	**362**	305
Total equity and liabilities	**3 039**	2 875

The convenience translation condensed consolidated balance sheet utilises the currency conversion closing rate for 30 June 2023 of US$1 = R18.83 (30 June 2022: US$1 = R16.27).

43 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (US$)

(CONVENIENCE TRANSLATION)

	Year ended	
Figures in million	**30 June 2023**	**30 June 2022**
CASH FLOW FROM OPERATING ACTIVITIES		
Cash generated by operations	**596**	485
Dividends received	**4**	5
Interest received	**9**	6
Interest paid	**(20)**	(21)
Income and mining taxes paid	**(29)**	(19)
Cash generated from operating activities	**560**	456
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in restricted cash and investments	**(8)**	(8)
Amounts refunded from restricted cash and investments	**3**	3
Acquisition of Eva Copper	**(170)**	—
ARM BBEE Trust loan repayment	**4**	4
Proceeds from disposal of property, plant and equipment	**3**	2
Additions to property, plant and equipment	**(430)**	(409)
Cash utilised by investing activities	**(598)**	(408)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings raised	**204**	201
Borrowings repaid	**(117)**	(237)
Dividends paid	**(9)**	(28)
Lease payments	**(11)**	(12)
Cash generated/(utilised) by financing activities	**67**	(76)
Foreign currency translation adjustments	**(27)**	(20)
Net increase/(decrease) in cash and cash equivalents	**2**	(48)
Cash and cash equivalents – beginning of year	**150**	198
Cash and cash equivalents – end of year	**152**	150

The convenience translation condensed consolidated statement of cash flows utilises the currency conversion average rate for the year ended 30 June 2023: US$1 = R17.76 (30 June 2022: US$1 = R15.21).

The closing balance utilises the currency conversation closing rate for 30 June 2023: US$1 = R18.83 (30 June 2022: US$1 = R16.27).

44 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

SEGMENT REPORT (US$/IMPERIAL)

FOR THE YEAR ENDED 30 JUNE 2023 (CONVENIENCE TRANSLATION)

	Revenue		Production cost		Production profit/(loss)		Segment assets		Capital expenditure[#]		Ounces produced[*]		Tons milled[*]	
	30 June		30 June		30 June		30 June		30 June		30 June		30 June	
	2023	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa														
Underground														
Moab Khotsong	**396**	380	**254**	265	**142**	115	**272**	266	**66**	59	**214 381**	209 237	**1 015**	1 059
Mponeng	**442**	369	**281**	295	**161**	74	**246**	272	**40**	40	**239 490**	195 669	**975**	926
Tshepong North[1]	**199**	226	**152**	190	**47**	36	**118**	126	**31**	68	**107 834**	121 949	**876**	1 090
Tshepong South[1]	**203**	192	**135**	144	**68**	48	**109**	106	**29**	32	**110 310**	103 814	**557**	631
Doornkop	**247**	204	**169**	161	**78**	43	**192**	198	**40**	32	**135 451**	110 726	**990**	963
Joel	**115**	93	**91**	86	**24**	7	**69**	76	**13**	15	**62 598**	50 026	**481**	478
Target 1	**74**	108	**113**	119	**(39)**	(11)	**93**	93	**24**	25	**40 992**	57 872	**402**	501
Kusasalethu	**204**	272	**188**	203	**16**	69	**34**	51	**14**	14	**111 242**	146 833	**626**	669
Masimong	**116**	114	**97**	99	**19**	15	**1**	1	**3**	3	**63 047**	61 407	**519**	536
Bambanani[2]	**1**	85	**1**	76	**—**	9	**—**	—	**—**	2	**—**	46 072	**—**	194
Surface														
Mine Waste Solutions	**151**	174	**102**	104	**49**	70	**109**	63	**52**	17	**90 150**	93 205	**25 437**	25 851
All other surface operations	**277**	320	**191**	235	**86**	85	**66**	66	**18**	19	**151 722**	170 525	**21 373**	22 866
Total South Africa	**2 425**	2 537	**1 774**	1 977	**651**	560	**1 309**	1 318	**330**	326	**1 327 217**	1 367 335	**53 251**	55 764
International														
Hidden Valley	**250**	208	**115**	140	**135**	68	**306**	254	**98**	82	**140 498**	119 182	**4 240**	3 561
Total international	**250**	208	**115**	140	**135**	68	**306**	254	**98**	82	**140 498**	119 182	**4 240**	3 561
Total operations	**2 675**	2 745	**1 889**	2 117	**786**	628	**1 615**	1 572	**428**	408	**1 467 715**	1 486 517	**57 491**	59 325

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$2 million (2022: US$1 million).*

[*] *Production statistics are unaudited and not reviewed.*

[1] *The Tshepong Operations were split into Tshepong North and Tshepong South in order to optimise the profits of each operation following the halting of the sub-75 decline at Tshepong North and the resulting reduced Life of Mine. Refer to note 1 for more details.*

[2] *The Bambanani operation closed during June 2022. The transactions in the current period relate to the inventory at 30 June 2022.*

45 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

DEVELOPMENT RESULTS

FOR THE YEAR ENDED 30 JUNE 2023

METRIC

	Reef metres	Sampled metres	CHANNEL Width (cms)	Value (g/t)	Gold (cmg/t)
Tshepong North					
Basal	1 083	1 084	17.23	54.66	942
B Reef	571	540	126.61	19.47	2 465
All reefs	**1 654**	**1 624**	**53.60**	**27.02**	**1 448**
Tshepong South					
Basal	1 044	1 056	38.03	46.99	1 787
B Reef	154	152	88.70	5.60	497
All reefs	**1 198**	**1 208**	**44.40**	**36.59**	**1 624**
Doornkop					
South Reef	1 435	1 188	70.39	11.69	823
All reefs	**1 435**	**1 188**	**70.39**	**11.69**	**823**
Kusasalethu					
VCR	992	1 032	63.75	15.08	962
All reefs	**992**	**1 032**	**63.75**	**15.08**	**962**
Target 1					
Elsburg/Dryerskuil	47	16	267.00	10.25	2 738
All reefs	**47**	**16**	**267.00**	**10.25**	**2 738**
Masimong 5					
Basal	1 129	956	105.03	11.99	1 259
B Reef*	730	741	85.26	23.08	1 968
All reefs	**1 859**	**1 697**	**96.40**	**16.27**	**1 568**
Joel					
Beatrix	847	840	157.64	8.31	1 311
All reefs	**847**	**840**	**157.64**	**8.31**	**1 311**
Moab Khotsong					
Vaal Reef	1 004.9	796	122.08	19.41	2 370
C Reef	20.7	18	22.80	201.10	4 585
All reefs	**1 026**	**814**	**119.88**	**20.18**	**2 419**
Mponeng					
VCR	1 191	1 172	91.36	41.92	3 830
Carbon Leader	309	236	57.24	43.72	2 503
All reefs	**1 500**	**1 408**	**85.64**	**42.13**	**3 608**

	Reef metres	Sampled metres	CHANNEL Width (cms)	Value (g/t)	Gold (cmg/t)
Total Harmony					
Basal	3 256	3 096	51.43	25.82	1 328
Beatrix	847	840	157.64	8.31	1 311
B Reef	1 455	1 433	101.21	19.75	1 999
Elsburg/Dryerskuil	47	16	267.00	10.25	2 738
Vaal Reef	1 005	796	122.08	19.41	2 370
South Reef	1 435	1 188	70.39	11.69	823
VCR	2 183	2 204	155.11	57.01	4 792
C Reef	21	18	22.80	201.10	4 585
Carbon Leader	309	236	57.24	43.72	2 503
All reefs	**10 557**	**9 827**	**82.28**	**21.20**	**1 744**

Rounding of numbers may result in slight computational discrepancies.
** B Reef drive metres not included in linear reef metres.*

46 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

DEVELOPMENT RESULTS continued

FOR THE YEAR ENDED 30 JUNE 2023

IMPERIAL

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	CHANNEL Gold (in.oz/t)
Tshepong North					
Basal	3 553	3 556	7.00	1.54	11
B Reef	1 874	1 772	50.00	0.57	28
All reefs	**5 427**	**5 328**	**21.00**	**0.79**	**17**
Tshepong South					
Basal	3 425	3 465	15.00	1.37	21
B Reef	505	499	35.00	0.16	6
All reefs	**3 930**	**3 964**	**17.00**	**1.10**	**19**
Doornkop					
South Reef	4 708	3 898	28.00	0.34	9
All reefs	**4 708**	**3 898**	**28.00**	**0.34**	**9**
Kusasalethu					
VCR	3 255	3 386	25.00	0.44	11
All reefs	**3 255**	**3 386**	**25.00**	**0.44**	**11**
Target 1					
Elsburg/Dryerskuil	154	52	105.00	0.30	31
All reefs	**154**	**52**	**105.00**	**0.30**	**31**
Masimong 5					
Basal	3 703	3 136	41.00	0.35	14
B Reef*	2 397	2 431	34.00	0.66	23
All reefs	**6 100**	**5 567**	**38.00**	**0.47**	**18**
Joel					
Beatrix	2 778	2 756	62.00	0.24	15
All reefs	**2 778**	**2 756**	**62.00**	**0.24**	**15**
Moab Khotsong					
Vaal Reef	3 297	2 612	48.00	0.57	27
C Reef	68	59	9.00	5.85	53
All reefs	**3 365**	**2 671**	**47.00**	**0.59**	**28**
Mponeng					
VCR	3 908	3 845	36.00	1.22	44
Carbon Leader	1 012	774	23.00	1.25	29
All reefs	**4 920**	**4 619**	**34.00**	**1.22**	**41**

	Reef feet	Sampled feet	CHANNEL Width (inch)	CHANNEL Value (oz/t)	CHANNEL Gold (in.oz/t)
Total Harmony					
Basal	10 681	10 157	20.00	0.76	15
Beatrix	2 778	2 756	62.00	0.24	15
B Reef	4 776	4 702	40.00	0.57	23
Elsburg/Dryerskuil	154	52	105.00	0.30	31
Vaal Reef	3 297	2 612	48.00	0.57	27
South Reef	4 708	3 898	28.00	0.34	9
VCR	7 163	7 231	61.00	0.90	55
C Reef	68	59	9.00	5.85	53
Carbon Leader	1 012	774	23.00	1.25	29
All reefs	**34 637**	**32 241**	**32.00**	**0.63**	**20**

Rounding of numbers may result in slight computational discrepancies.

** B Reef drive metres not included in linear reef metres.*

47 **Harmony Gold Mining Company Limited** | FY23 Results for the year ended **30 June 2023**

48 Harmony Gold Mining Company Limited | FY23 Results for the year ended 30 June 2023 Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2023 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 25 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Theo van Dyk Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa Mineral Resources and Mineral Reserves of Papua New Guinea and Australia: Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 35 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia. Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. COMPETENT PERSON'S DECLARATION HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), PW Steenkamp (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^, JL Wetton*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa Telephone: +27 86 154 6572 E-mail: info@jseinvestorservices.co.za Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company Operations Centre, 6201 15th Avenue, Brooklyn, NY 11219, United States E-mail queries: db@astfinancial.com Toll free (within the US): +1 886 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR JP Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Annual Report, and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2022, are available on our website (www.harmony.co.za/invest).

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: August 30, 2023 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director